   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-FR/A

(Amendment No. 12)

[ X ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended________________________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ………………………………

Seven Arts Pictures PLC
(Exact name of Registrant as specified in its charter)

__________England_____________
(Jurisdiction of incorporation or organization)

38 Hertford Street , London   UK   W1J 7SG
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, £0.05 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period covered by the annual report (June 30, 2008):

24,354,000 ordinary shares
3,000,000 convertible redeemable preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No    xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer   xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes    No    N/A   xxx

Indicate by check mark whether the registrant has filed all document and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes    No    N/A   xxx

Seven Arts Pictures PLC
FORM 20-F REGISTRATION STATEMENT

 INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Companies Act of 1985. Pursuant to a resolution passed at a meeting of the shareholders of the Company held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) as a result of an Asset Transfer Agreement under which all motion picture business assets of SAP were transferred to a subsidiary of the Company for ordinary shares of the Company, SAP was founded in 2002 as an independent motion picture production and distribution company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic (i.e. the United States and Canada) and international or foreign (i.e. outside the United States and Canada) theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992, which SAP acquired on SAP's initial capitalization pursuant to an Asset Transfer Agreement in October, 2002, which was intended to qualify as a Section 351 transaction under the Internal Revenue Code of 1986, as amended.  The Company currently owns interests in 31 completed motion pictures listed in Table 8.

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to United States Shareholders. The Company is under no obligation to keep its information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors
Table No. 1 lists the names, ages and business addresses of the Directors of Seven Arts, as of October 30, 2008.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
Peter Hoffman (2)	59	September 2, 2004
Philip Kendall (3) (1)	60	September 1, 2008
Julia Verdin (2)	46	January 3, 2007
Anthony Hickox (3)	44	January 3, 2007
Elaine New (3)	48	January 11, 2007
Kate Hoffman (2)	31	February 26, 2008
Michael Garstin (1) (2)	59	June 1, 2008

(1)            Member of Audit Committee

(2)            6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 USA

(3)            1 America Square, Crosswall London EC3N 2SG UK

(4)            38 Hertford Street, London UK W1J 7SG

1.A.2.  Senior Management
Table No. 2 lists the names, ages and business addresses of the senior management of the Company as of October 30, 2008.  The senior management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment
Peter M. Hoffman, CEO (1)	59	September 2, 2007
Michael Garstin, President (1)	59	June 1, 2008
Elaine New, Finance Director (2)	48	January 11, 2007
Kate Hoffman, Chief Operating Officer (2)	31	February 26, 2008
Michael Arata, President Seven Arts Pictures Louisiana (1)	43	June 30, 2008
Reiko Bradley , President Seven Arts International (1)	48	October 15, 2008

(1) 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028, USA

(2) 1 America Square, Crosswall London EC3N 2SG UK

Mr. Hoffman's functions, as CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Garstin's functions, as President of the Company, include strategic planning, business development, financial administration and fundraising.

Ms. New functions as Finance Director include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Ms. Hoffman's functions as COO of Seven Arts include supervision of production of motion pictures, licensing and delivery of the Company's motion pictures to third parties throughout the universe.

Mr. Arata's functions, as President of Seven Arts Pictures Louisiana, include arranging for finance of the Company's production and post-production operations in Louisiana, sell and transfer of tax credits and supervision of production activities in Louisiana.

Ms. Bradley functions, as President of Seven Arts International, include arranging for the licensing of rights to the Company's motion pictures and collection of revenues for distribution throughout the universe.

1.B.  Advisors
The Company’s UK Legal Counsel:
Sprecher Grier Halberstam LLP
One America Square
Crosswall
London EC3N 2SG UK
Contact: John Bottomley
Telephone: 44 20 7544 5555

The Company’s Banks are:
Coutts & Co.
440 Strand
London WC2R 0QS UK
Sort Code: 18-00-02
Swift Code: COUT GB22
IBAN: GB29 COUT 1800 0207 7273 05
Account: 07727305

City National Bank
400 N. Roxbury Drive
Beverly Hills, CA 90210 USA
Contact:  Charles Heaphy
Telephone:  310-888-6800

1.C. Auditors
The Company’s auditor is:
Mazars LLP (formerly Moores Rowland LLP)
Tower Bridge House
St. Katherine's Way
London E1W 1DD UK
Contact: Robin Stevens
Telephone: 44-207 063-4000
Member of the Institute of Chartered Accountants of England and Wales

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE .
    NA

ITEM 3.   KEY INFORMATION .

3.A.1.  Selected Financial Data
The selected financial data of the Company for Fiscal Years Ended June 30, 2008 and March 31, 2007 and 2006 was derived from the financial statements of the Company that have been audited by MRI Moores Rowland LLP, now Mazars LLP.

As previously announced the Company has changed its Fiscal Year to 30 June commencing in the Fiscal Year Ended 30 June 2008.

As required by PLUS market regulations the Company publicly announced unaudited results for the twelve months ended 31 March 2008 which are included below. These results for the twelve month period ended 31 March 2008 are not an accurate reflection of the business's activities for the 2008 Fiscal Year, i.e. the fifteen month period to 30 June 2008, due to:

     1.      the timing of the delivery of four major productions of 2007/8; American Summer ,   Autopsy ,   Knife Edge and A Broken Life being between 1 April and 30 June 2008;

     2.      the majority of the film investment plan by Zeus Partners concluded between 1 April and 31 May 2008.

The Company has announced its audited results for the Fiscal Year Ended 30 June 2008 which are included below.  The Company's reported after-tax profits of £2,006,783 and primary per share earnings (8.51 pence) and diluted earnings per shares (4.65 pence) were substantially higher than the after tax profits (£967,130) and primary and diluted earnings per share (7.18 and 2.59 pence respectively) reported for the Fiscal Year Ended 31 March 2007. Approximately $4,000,000 (£2,000,000 as of 6/30/08) of the proceeds from the Zeus film investment plan has been applied to the carrying value of the assets as of 30 June 2008 hence reducing the amortization charges required.  The Company also reduced the accrued participations on one motion picture by approximately £750,000 based on a settlement arranged with the applicable producer in both the twelve month period ended 3/31/08 and the Fiscal Year Ended 6/30/08.

Cabouchon plc acquired all the business assets of Seven Arts Pictures Inc. ("SAP") in an Asset Transfer Agreement dated September 2, 2004 through a newly formed subsidiary Seven Arts Filmed Entertainment Limited.  Thereafter, Cabouchon plc changed its name to Seven Arts Pictures plc and all its jewelry business assets were transferred to Ms. Julie Wing for assumption of all indebtedness associated with that business on or about September 4, 2004.  For purposes of US GAAP in the adjustments to US GAAP below, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the Fiscal Years Ended 3/31/03 and 3/31/04 or for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been previously included in this Form 20-F or the financial statements filed herewith.

The selected financial data for the Fiscal Year Ended March 31, 2005 included in previous filings by the Company reflects the jewelry business of Cabouchon plc for the period of April 1, 2004 to September 30, 2004.  For the balance of that Fiscal Year to March 31, 2005, the selected financial data for this Fiscal Year reflects the results of SAP's business assets recorded under the purchase method of accounting.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Form 20-FR/A.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GAAS), applicable in the United Kingdom and have been reconciled to United States GAAP as indicated below and in the notes to the Company's financial statements filed herewith.  The restatement of the Company's financial results for the Fiscal Years Ended 3/31/06 and 3/31/05 (included in previous Form 20-FR/A filings by the Company) arose from prior period adjustments detailed in Note 10 to the Company's financial statements included in such previous Form 20-FR/A filings.  These prior period adjustments related generally to (1) capitalization as tangible assets of certain film costs included within goodwill in the financial statements issued for the Fiscal Year Ended 3/31/05 and (2) error in recognition of revenue in Fiscal Year Ended 3/31/06 of £1,424,112 and related costs of sales of £920,811 which should have been recognized and is now recognized in the Fiscal Year Ended 3/31/07.

Table No. 3A
Selected Financial Data
(£ in 000, except per share data)

	Fiscal Year Ended Ended 6/03/08	Twelve-Months Ended 3/31/08 (unaudited)	Fiscal Year Ended 3/31/2007	As Restated Fiscal Year Ended 3/31/2006
Revenue
Under UK GAAP	8,874	989	5,879	7,591
Gain on the settlement of debt	-	-	(913)	-
Under US GAAP	8,874	989	4,966	7,591

Income/(Loss) from Operations
Under UK GAAP	1,020	(81)	1,897	547
Deductions of gain on settlement of debt	-	-	(913)	-
Adjustment for US GAAP treatment of amortization	-	-	120	181
Under US GAAP	1,020	(81)	1,104	728

Non Operating Income
Under UK GAAP	-	-	-	-
Gain on the settlement of debt	-	-	913	-
Under US GAAP	-	-	913	-

Income/(Loss) From Continuing Operations
Under UK GAAP	1,020	(81)	1,897	547
Deductions of gain on settlement of debt	-	-	(913)	-
Adjustment for US GAAP treatment of amortization	-	-	120	181
Under US GAAP	1,020	(81)	1,104	728

Net Income/(Loss)
Under UK GAAP	2,007	(632)	967	117
Adjustment for reverse takeover accounting	-	-	-	-
Adjustment for US GAAP treatment of amortization	-	-	120	181
Under US GAAP	2,007	(632)	1,087	298

Net Income/(Loss) from Continuing Operations per Share (Pence)
Under UK GAAP	8.51	(2.70)	7.18	0.89
Under US GAAP	8.51	(2.70)	8.06	2.26

Net Income/(Loss) Per Share (Pence)
Under UK GAAP	8.51	(2.70)	7.18	0.89
Under US GAAP	8.51	(2.70)	8.06	2.26

Diluted Net Income/(Loss) per Share (Pence)
Under UK GAAP	4.65	(1.48)	2.59	0.31
Long-Term Debt
Under UK GAAP	3,376	15,785	6,306	7,278
Adjustment for US GAAP treatment of convertible debt	1,750	1,750	1,750	3,000
Under US GAAP	5,126	17,535	8,056	10,728

Capital Stock
Called Up Ordinary Share Capital under UK GAAP	10,151	10,151	10,017	9,592
Share Premium under UK GAAP	2,131	2,131	1,838	66
Capital Stock under US GAAP	12,282	12,282	11,855	9,658

Total Assets
Under UK GAAP	212,486	156,734	19,176	16,397
Adjustment for US GAAP treatment of amortization	-	-	120	181
Under US GAAP	212,486	156,734	19,296	16,578

Net Assets/(liabilities)
Under UK GAAP	6,898	4,341	4,556	2,841
Adjustment for US GAAP treatment of convertible debt	(1,750)	(1,750)	(1,750)	(3,000)
Adjustment for US GAAP treatment of amortization	-	-	120	181
Under US GAAP	5,148	2,591	2,926	22

3.A.3.  Exchange Rates
Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of three most recent Fiscal Years Ended March 31 st , as well as the average rates for the periods, and the range of high and low rates for the periods.  The data for the end of each month during the most recent twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one U.K. pound.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close
October 2008	1.70072	1.81180	1.52760	1.64800
September 2008	1.80314	1.86670	1.74440	1.81750
August 2008	1.89463	1.99290	1.81730	1.82150
July 2008	1.98983	2.01480	1.96470	1.98050
June 2008	1.96781	1.99520	1.94110	1.99540
May 2008	1.96611	1.99080	1.93630	1.97620
April 2008	1.98312	2.00450	1.95990	1.98200
March 2008	2.00098	2.03970	1.97150	1.99510
February 2008	1.96310	1.99720	1.93610	1.98450
January 2008	1.96963	2.01020	1.93360	1.99000
December 2007	2.01966	2.07000	1.97490	1.99730
November 2007	2.07298	2.11610	2.03530	2.07050
October 2007	2.04365	2.07030	2.02450	2.06360
September 2007	2.01908	2.04860	1.98790	2.04770
August 2007	2.01235	2.04610	1.96520	2.01390
July 2007	2.03194	2.06530	2.00570	2.02430
June 2007	1.98501	2.00840	1.96220	2.00390
May 2007	1.98477	2.00730	1.96750	1.97830
April 2007	1.98606	2.01310	1.95910	1.99830
March 2007	1.94735	1.97220	1.91880	1.96250
February 2007	1.95818	1.97470	1.94010	1.96420
January 2007	1.95815	1.99150	1.92580	1.95870
December 2006	1.96277	1.98460	1.94330	1.95910
November 2006	1.90940	1.95440	1.88340	1.95080
October 2006	1.87490	1.90420	1.85160	1.89930

Fiscal Year Ended 6/30/08	1.96781	1.99520	1.94110	1.99540
Twelve Months Ended 3/31/08	2.0098	2.03970	1.97150	1.99510
Fiscal Year Ended 3/31/2007	1.89275	1.99150	1.72480	1.96250
Fiscal Year Ended 3/31/2006	1.78630	1.92160	1.70480	1.73980
Fiscal Year Ended 3/31/2005	1.84648	1.95500	1.74790	1.8790

3.B.  Capitalization and Indebtedness
Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2008.
Table No. 5
Capitalization and Indebtedness
As of June 30, 2008

Total Shares Issued and Outstanding	24,354,000
Total Shares Authorized	573,184,000
Stock Options Outstanding	1,250,000
Preference Shares Outstanding*	3,000,000
Capital Leases:	Nil
Guaranteed Indebtedness:	Nil

Indebtedness:
Bank and other production loans current**	£125,660,915
Bank and other production loans long term**	£3,376,224
Real Property - New Orleans***	£1,158,799
Shareholder's Funds****	£6,897,525
* These preference shares have since been purchased on October 30, 2008 by Seven Arts Employee Benefit Trust, a trust formed for the benefit of certain employees of the Company, and substantially all shares have been converted into 10,000,000 ordinary shares of the Company in a transaction described in Item 4.A History and Development of the Company- Financings, below and in Exhibit 18.

** The current and long term bank and production loans include
A. approximately £115,000,000 of advances related to the Zeus transaction secured by a cash deposit of like amount; this advance is expected to be repaid by December 31, 2008.
B. £4,150,000 of the limited recourse Arrowhead Loan and approximately £500,000 of the remaining Cheyne Loan, both described below in Section 3.D. "Risk Factors, Need for Additional Financing"
C. Approximately  £8,000,000 in special purpose financing arranged for the motion pictures American Summer, Autopsy,  Nine Miles Down, Knife Edge, Winter Queen and Deal

***The Company and its affiliate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  See Exhibit 12.  The Company's aggregate drawing rights under this facility are $3,700,000.

**** Shareholder Funds includes the £1,750,000 Langley Debentures described below in Section 3.D "Risk Factors, Financings"

Recent Developments Regarding Indebtedness.
The Company entered into two loan agreements (a) with Blue Rider Finance Inc. in the amount of approximately $1,350,000 (plus interest), secured by certain rights in connection with one motion picture owned by the Company ("Blue Rider Loan") and (b) with Trafalgar Capital Specialized Investment Fund (Trafalgar) in the amount of approximately £500,000 plus interest ("Trafalgar Loan"), attached hereto as Exhibit 15. Both of these loan agreements have either been repaid (Trafalgar Loan) or will shortly be repaid (Blue Rider Loan) from the proceeds of a loan against the Company’s “infrastructure” Louisiana tax credits earned by the Company's production facility in New Orleans discussed below in Part 4.B Business Overview - Production. The Company entered into a new loan agreement with Trafalgar on October 30, 2008 in the amount of £1,000,000 which is attached on Exhibit 19, fifty percent of the proceeds of which were advanced to the Seven Arts Employee Benefit Trust to acquire 3,000,000 Armadillo preferred shares as described in Item 4.A below.

A "hedge fund" indebtedness of $7,500,000 due in December, 2006 has been acquired by the Company including all film rights formerly pledged thereto, which are now fully controlled by the Company.  This indebtedness has since been repaid to the extent of $6,500,000.  A remaining sum of $1,000,000 is still outstanding but is subordinated to the indebtedness acquired by the Company.  See Exhibit 16 hereto.  Other film rights controlled by the Company secure $8,300,000 in additional "hedge fund" indebtedness for which the Company is not liable.  See Exhibit 5.  The Company has entered into a loan agreement with Parallel Media for $850,000 secured by certain motion picture assets of the Company and has entered into a loan agreement with 120dB Finance for approximately £1,000,000 secured by the Company's interest in the motion picture Knife Edge currently in production.

 3.C.  Reasons For The Offer And Use Of Proceeds
    NA

3.D.  Risk Factors

Risks Related Primarily to the Company and its Operations
Limited Operating History
The Company’s predecessor, CineVisions, a California corporation, was formed in 1992, which later transferred its motion picture assets to Seven Arts Pictures Inc. ("SAP"), a Nevada corporation, in October, 2002 through an Asset Transfer Agreement intended to qualify under Section 351 of the Internal Revenue Code of 1986 as amended.  SAP acquired control of the Company in September 2004 through an Asset Transfer Agreement with Seven Arts Filmed Entertainment Limited ("SAFE") a 100% owned subsidiary of Company, under which SAFE transferred approximately 9,400,000 ordinary shares of Company for SAP's film assets.  As a result, investors will have only a limited period of operations to evaluate the performance of the Company

Risks of Participating in the Exploitation of Motion Pictures
Substantially all of the Company's revenues are derived from the production and distribution of its motion pictures.  The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely impact the Company's success.  The economic success of an entity, which is involved in the creation, and exploitation of motion pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture's development, production and distribution. Audience appeal depends upon factors which cannot be ascertained with certainty in advance and over which the Company may have no control, including, among other things, release patterns, current events, positioning in the various markets and changing public taste.  Many motion pictures fail to generate sufficient revenues to recover their costs of promotion, production and/or distribution.  Further, films often have an unexpected poor financial performance despite well-known talent, high production values and/or a large promotional and advertising budget.  No assurances can be given that the Company's motion pictures will be profitable.

The risks of motion picture exploitation can be accentuated when audience appeal and other intangible factors must be forecast for multiple territories (domestic and foreign) and the varying audience tastes and distribution practices associated with each territory.  This is true of the Company’s operations of exploiting motion pictures in multiple territories.   Although the Company attempts to manage such risks in its course of multi-territory operations, nonetheless the commercial potential of any motion picture cannot be accurately predicted, and as such there can be no assurances that the development, production and distribution decisions of the Company as to any film will results in profits or that the Company will not experience significant losses.

High Failure Rate of Similarly Situated Companies
Many independent motion picture companies involved in one or more of the production and distribution of motion pictures have failed and ceased operations.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Further, numerous other smaller independent film production and/or distribution companies with similarities to the Company have failed to achieve their business objectives.  There can be no assurances that the Company will not fail to meet its business objectives and be forced to curtail or cease its operations.

Unspecified Motion Pictures; Lack of Diversification of Film Projects
Although the Company has a number of motion picture projects, there can be no assurances that any particular film will be produced or that the creative elements of any film will not change.  Further, Management has complete discretion to select the Company’s motion picture projects.  Owners of ordinary shares will not have the opportunity to evaluate the merits of any individual Company film projects selected by the Company.  It is unknown how many films the Company will, in fact, produce or market.

The number of films in which the Company markets may be affected by many factors, including the ability to attract project financing and/or co-ventures on individual projects or slates.  The less the number of films produced by the Company, the more the Company’s results will be dependent upon the individual results of a few films rather than a broad or diversified group of films.  Such lack of diversification could result in a concentration of risk in the results of relatively few films.  If such few films do not perform well, the Company’s results of operations would be adversely affected, and shareholders could be subjected to the loss of some or all of the amount of their investment in ordinary shares of the Company.

Fluctuation of Operating Results

The Company's revenues and results of operations will be significantly dependent upon the timing of its motion picture releases and the unpredictable commercial success of its motion pictures.  Additionally, the Company's revenues and overall operating performance will be dependent on the Company's plan of operations to produce 2 to 4 motion pictures per year.  The Company expects that these factors, as well as the uncertainties in the release schedules of the Company’s motion pictures and audience responses thereto, will cause the Company's revenues and earnings, if any, to fluctuate significantly from quarter to quarter.  Accordingly, the Company’s results of operations for any one period will fluctuate and will not necessarily be indicative of potential results for any future periods.

Need for Additional Financing

The Company expects that results from operation, loans and/or co-venture financing, will be sufficient for the Company to pursue its current plan of operations.  However, there can be no assurance that a sufficient level of revenues will be attained to fund operations or that unanticipated costs will not be incurred.  Future events, including problems, delays, expenses and difficulties frequently encountered in motion picture production by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary for the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.  In addition, additional financings may result in further dilution to the Company's current shareholders.

The Company borrowed $8,300,000 (recorded in the Company's audited financial statements at £4,150,000 as of June 30, 2008) from Arrowhead Target fund Ltd. ("Arrowhead") ("Arrowhead Loan") in February, 2006. The Arrowhead Loan matures in February, 2009 and bears interest at 15% per annum. Upon the maturity date of the Arrowhead Loan, the Arrowhead Loan is then due to the extent not paid prior to that date. The company's only liability is to repay the the Arrowhead Loan from the proceeds of the film assets pledged to the Arrowhead Loan and the Company is nor required to repay the Arrowhead Loan from any other assets or revenues of the Company if there is a payment default on the Arrowhead Loan. To the extent that the Arrowhead Loan is not paid off at maturity, Arrowhead may recover the pledged film assets and thereafter the Company would have no further obligation to Arrowhead. The Company has made certain covenants with Arrowhead for which it might have on-going liability beyond the value of the film assets, such as the obligation to provide audited financial statements, guarantee of ownership of film rights and other similar matters set forth on Exhibit 6. The Arrowhead Loan is limited to specific film assets therein described (see Exhibit 6) and does not include a pledge of all the Company's film assets.

The company borrowed $7,500,000 from Arrowhead Consulting Group LLC and Cheyne Specialty Finance L.P. ("Cheyne Loan") in December 2006, both secured by certain motion picture assets of the Company. See Exhibits 6 and 7. The Cheyne Loan bears interest at 18% per annum. The Cheyne Loan matured on September 30, 2007 and $6,500,000 was repaid over to the delinquency. The remaining $1,000,000 owed to Arrowhead consulting group LLC is now due and is secured with a pledge of 8,095,000 ordinary shares of the Company, owned by Seven Arts Pictures Inc. The Company expects to repay this loan shortly, at which time the shares pledged as security will be returned.

Current Lack of Credit Facility; Leverage

The Company does not have any credit facility.  The Company is currently in discussions to secure a credit facility, but there can be no assurance that the Company will be able to secure such or, if secured, that the terms of such a facility will be advantageous.

Potential For Disputes and Litigation

The motion picture business is more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent and with distributors.  There is no assurance the Company will prevail in the event of any disputes or litigation.  The Company has failed to prevail in an arbitration regarding 9 ½ Weeks II , which could result in payment by the Company of as much as $600,000.

Reliance on Distributors

The Company will, in many instances, license specific distribution rights to distributors in one or more territories and/or media channels.  Generally, the distributor of a motion picture will have the broadest possible latitude in the distribution and exploitation of the motion picture, and the exercise of its business judgment on all matters pertaining thereto will be final.  A distributor's decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company.  Typically, the distributor will not be required to distribute or otherwise exploit the subject motion picture in any particular media or market, nor will the distributor be required to give preference to or otherwise favor the subject motion picture.  Furthermore, if, in the exercise of its business judgment, a distributor determines to minimize, limit or curtail the distribution or other exploitation of a motion picture or any expenditure in connection therewith, the revenues, if any, from the distribution or other exploitation of the motion picture may be materially and adversely affected.  Moreover, there may be (and typically there are) disagreements between the Company and a distributor over distribution accounting statements, which may delay or limit the remittance of funds to the Company.  The default of a distributor on its obligation to the Company may have an adverse impact on the ability of the Company to complete production of a film, exploit a film or otherwise obtain satisfactory returns.  Litigation over a defaulted distribution agreement would restrict the ability of the Company to exploit the film.  Finally, motion pictures compete with each other for exhibition and therefore there may be conflicts between the Company's motion picture being distributed by the distributor and other motion pictures (in which the Company has no financial interest) distributed by the distributor.  To the extent that the other motion pictures are marketed by larger or dominant competitors, the exhibitor may have great incentive to favor such other motion pictures in making distribution decisions.

Reliance upon Presales, Advances and Guarantees

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company's motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company's motion pictures or the Company's operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company from unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor.  Further, if and as the international marketplace for motion pictures demands increasingly costly motion pictures, there can be no assurance that the amount of advances and guarantees which the Company anticipates that it can generate on a given film project will be greater than or equal to the Company's cost of producing such motion picture.

Further, in today's rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of the Company's operating expenses, even if greater than the Company's direct cost of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital and, should the Company incur higher than expected overhead or production expenses, with a return of all or substantially all of its invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, its capital.

Domestic Theatrical Distribution

Typically, a motion picture's success in non-theatrical domestic and foreign markets (including domestic home video and cable/pay television markets, and all markets in foreign territories) is greatly influenced by its success in its theatrical release in the United States.  The significant marketing and promotion of a film for a domestic theatrical release is a major factor in the results from marketing the film in such ancillary markets and territories.  While some of the Company’s motion pictures have been theatrically released in the United States or have domestic theatrical release commitments from one or more domestic theatrical distributors, there can be no assurance that the Company will obtain any theatrical release for any of its films.  Although the Company carefully considers domestic theatrical release issues in making acquisition, production and distribution decisions, to the extent the Company produces or acquires motion picture projects or rights without any guaranteed domestic theatrical release or promotional budget, the Company is subject to risk that ancillary market revenues from such film (as distinguished from profit) will generally be significantly less than for a film that has received or will receive the marketing benefits of a domestic theatrical release advertising campaign.  Further, the loss of anticipated domestic theatrical distribution where the company has committed capital on the assumption of a domestic theatrical promotional campaign may result in materiel adverse results for the Company for such film.

Risks of Motion Picture Production

The success or failure of any motion picture cannot be reliably predicted.  Aside from the uncertainty of public or critical reaction to a motion picture, there are certain risks involved in the production of any motion picture, many of which may materially delay completion of a motion picture or make completion impossible, in which event the consequences to the Company may be material and adverse.  Such risks include, but are not limited to, labor disputes, death or disability of a star performer, unavailability of necessary equipment, destruction of the completed motion picture negative, unanticipated changes in the weather, destruction or malfunction of sets or equipment, and the inability of production personnel to comply with budgetary or scheduling requirements.  Significant difficulties such as these may materially increase the costs of production or may cause the entire project to be abandoned.  To some extent these risks can be minimized by insurance, such as negative, cash and general liability insurance, which the Company has in the past obtained in all its productions.  However, it is not possible to insure against all risks and, it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds.  No assurance can be given that such insurance will continue to be available to the Company or if available, available at reasonable premiums.

Over-Budget Films

There can be no assurance that adverse conditions or factors beyond the control of the Company will not affect the ultimate cost to the Company of each film the Company produces.  Although management believes that it is capable of establishing realistic budgets necessary to complete the films, there can be no assurance that unforeseen events will not cause the actual cost to be greater than the anticipated budget.  If a film ultimately costs more than expected, it may not be possible for the Company to complete the film or the over-budget costs may result in financial losses on that film.

Labor Considerations in the Motion Picture Industry

The cost of producing and distributing motion pictures has increased substantially in recent years because of, among other factors, the increasing demands of creative talents, industry-wide collective bargaining agreements and inflation.  In the last 12 years, the Writers Guild of America went on strike on two occasions, and during the same period, two work stoppages were threatened by the Directors Guild of America.  There can be no assurance that labor difficulties affecting a motion picture will not arise, and if such labor difficulties should arise, motion picture production, and hence the Company's financial condition, could be adversely affected.

Risks of International Operation

The Company currently exploits its films internationally and will therefore be subject to substantially all of the economic risks of international business, including but not limited to fluctuations in exchange rates and international political problems, as well as the difficulty and economic disadvantage of enforcing payment obligations of foreign companies.

Competition

Competition is intense in the motion picture production and distribution business.  The Company competes with other major and independent film studios for the acquisition of literary works, rights and properties; the services of performing artists, directors and other creative and technical personnel; and favorable distribution arrangements.  Organizations with which the Company competes have far greater financial resources, larger staffs, and greater creative resources than the Company.  Such larger competitors benefit from greater financial strength, larger production slates, more capital, economies of scale and long-term contractual arrangements.

New Technology

Several major companies have announced that they are developing or have developed other technologies, including videoserver and compression techniques, which will provide movies "on demand" to consumers directly over cable lines, telephone lines or satellite transmission.  Further, the reception of television programming via satellite disks offers a new form of competition for theatrical films, as does the growing popularity of entertainment and information product available on the worldwide web and various on-line services.   If these new technologies adversely affect demand for theatrical motion pictures, the Company's revenues and overall business could be significantly impacted and the Company might be required to develop and implement new operating strategies and distribution arrangements in order for its business to remain viable.

The rapid growth of the prerecorded DVD industry has resulted largely from expanding consumer demand for prerecorded videocassettes, which derived from increases in the number of households with DVD players and retail video outlets, as well as the availability of feature films on videocassettes soon after their theatrical releases before their exploitation in other media.  However, due to the maturing of the market, the growth rate of households purchasing VCR's has moderated.  A significant change in the nature of the home video industry, including competition from alternative sources of entertainment (e.g. basic/pay cable, pay-per-view cable, satellite television transmission/reception and on-line entertainment), could have an adverse affect on the Company's economic success.

It is not possible to accurately forecast the effects that recent and future technological developments, including production processes and alternative distribution methods, may have on the value of certain markets or media.  Given the ability of technological developments to cause rapid changes, it is impossible to predict what effect these changes will have on the overall profitability of the Company's motion pictures.

Absence of Dividends

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business.

Dilution

The Company has granted and intends to grant stock options, and to reserve a number of ordinary shares therefore. The issuance of any shares of ordinary share under this plan would materially dilute the other ordinary shareholders.
The Company's Board of Directors is authorized to sell additional securities if in their discretion they determine that such action would be beneficial to the Company.

Dependence on Management

Management currently has broad discretion in the selection, production, acquisition and distribution of motion pictures.  The Company currently acquires interests in or produces films which are made available to the Company if they meet certain criteria, and the Company will rely on the ability of the management to identify commercially viable properties, estimate the cost of producing the films, and administer the production and distribution of the films.

Management currently employs a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives.  No assurance can be given that management will be able to negotiate structures, which accomplish the Company's objectives.
The Company does not have any "keyman" life insurance for any of its officers or directors.  The loss of the Company’s key officers could have a material adverse effect on the business and prospects of the Company.

Limitation on Remedies; Indemnification

The Company's governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Control and Conflicts of Interest

While the Company has an exclusive full time employment agreement with Mr. Hoffman regarding all of his services in the motion picture business, it is possible that there may be conflicts of interest between Mr. Hoffman and the Company. All such conflicts will be subject to review and approval by the independent members of the Board of Directors.

Fireworks Litigation

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as ContentFilm for copyright infringement relating to the following motion pictures:   Rules of Engagement , Onegin , The Believer , Who Is Cletis Tout and American Rhapsody.     The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company's predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada and later dismissed, which dismissal is currently on appeal to the Ninth Circuit Court of Appeals.   CineVisions has sought to discontinue the Canadian contract action but that request was denied. CineVisions is currently pursuing the Canadian contract action. Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks' conversion of the Company’s and its predecessors' interest in the Fireworks Pictures which were all produced or acquired by the Company's predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should the Company not prevail, it may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.  There can be no assurance that the Company will prevail in the Fireworks litigation.  Loss of this litigation where the Company is a plaintiff will cause no liability to the Company other than possible payment of up to $200,000 in legal fees to defendants.

As a "Foreign Private Issuer”, Seven Arts is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The lack of submission of proxy and annual meeting of shareholder information on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of ordinary shares by insiders results in shareholders having less data in this regard.

ITEM 4.   INFORMATION ON THE COMPANY

4.A. History and Development of the Company
Introduction
Seven Arts’ executive office is located at:
38 Hertford Street
London W1J 7SG
UK
Telephone: (44 20) 30068222
Facsimile:  (323) 372-3790
Website: www.7artspictures.com
Email: info@7artspictures.com

6121 Sunset Blvd., Suite 512
Los Angeles, CA 90028
USA
Telephone: (323) 634-0990
Facsimile: (323) 463-1670
Website: www.7artspictures.com
Email: info@7artspictures.com
The contact person is: Peter M. Hoffman, CEO.

Seven Arts' Fiscal Year ends June 30 th ..
Seven Arts ordinary shares traded on the Alternative Investment Market ("AIM") in England under the symbol: "SVA," until February 16, 2007.  The Company's ordinary shares are now traded on the PLUS Market in England since May, 2007 under the symbol SAPP.  The Company's ordinary shares were removed from the AIM by reason of the resignation of the Company's nominated advisor ("NOMAD").  The NOMAD gave no reasons for the resignation when requested.  While the Company did secure a new NOMAD, the delays in doing so resulted in the need to re-list under the AIM which management believed was substantially more expensive than a listing on the Plus Market with no attendant benefits in light of the Company's decision to register its ordinary shares in this Form 20-F for eventually trading on the OTC Bulletin Board.  The change from AIM to the Plus Market and the OTC Bulletin Board will in the opinion of management have no material adverse consequences to the Company or its shareholders.

Management is reconsidering its decision to reapply for re-listing on AIM but has decided to list its shares in the NASDAQ Capital Market, which management expects to be completed by December 31, 2008.
On March 4, 2008, the Company was admitted for trading on the Over The Counter Bulletin Board (OTCBB) market in the United States under the symbol SAPxf.
The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.
According to the Company’s register on June 30, 2008, there were 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  The Company issued 10,000,000 ordinary shares to the Seven Arts Employee Benefit Trust on November 20, 2008 on conversion of 2,500,000 convertible preference shares acquired from Armadillo Investments Ltd on 30 October 2008.  See Exhibit 18. In addition 62,000 share options were converted to ordinary shares in October, 2008.

Incorporation and Name Changes
Seven Arts Pictures PLC. (“Seven Arts or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001, under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC, at the time all motion picture business assets of Seven Arts Pictures Inc. were transferred to a subsidiary of the Company (Seven Arts Filmed Entertainment Limited) pursuant to an Asset Transfer Agreement in exchange for ordinary shares of the Company.   Documents concerning the Company which are referred to herein may be inspected during regular hour at the Company's Los Angeles affiliate office located at 6121 Sunset Blvd., Suite 512, Los Angeles, CA 90028 U.S.A.

Financings
The Company has financed its operations through funds generated by operation, raised in loans, and by proceeds of investments received from (1) Armadillo Investments plc (“Armadillo”) and (2) Langley Park Investment Trust PLC (“Langley”) resulting in combined approximately £1,200,000 of net proceeds to the Company in the period from November 2004 to March 2005.  The Company issued £3 million of convertible debentures to Langley as consideration for the Langley ordinary shares and £3 million of preferred shares to Armadillo as consideration for the Armadillo ordinary shares. Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included as Exhibits 4 and 5 hereto.

The Seven Arts Employee Benefit Trust ("EBT") was formed by the Company on 30 October, 2008 and acquired all 3,000,000 Armadillo convertible preferred shares from Armadillo on 30 October, 2008 for £500,000 in cash and £1,000,000 in notes due within one year.  These notes are guaranteed by the Company.  The Acquisition Agreement between the Company, Armadillo and the EBT dated 30 October, 2008 ("Acquisition Agreement") is attached as Exhibit 18.  The EBT paid the initial installment of £500,000 due under the Acquisition Agreement on November 20, 2008 from the proceeds of a loan agreement between the EBT, the Company and Trafalgar Capital Specialized Investment Fund of the same date, which loan agreement is attached as Exhibit 19.  The Company issued on November 20, 2008 10,000,000 ordinary shares to the EBT for conversion of substantially all 3,000,000 preferred shares formerly owned by Armadillo.  The Acquisition Agreement included a waiver and release by Armadillo of any claim it may have had against the Company or its affiliates arising out of the 3,000,000 shares of preferred stock formerly owned by Armadillo.  Further, pursuant to the Acquisition Agreement, the Company delivered to the EBT for delivery to Armadillo approximately 1,600,000 ordinary shares of Armadillo owned by the Company, in return for a note at a nominal rate of interest from the EBT in the amount of £800,000.  The Trustee of the EBT is Smith + Williamson (Jersey) Limited.  The Company has no direct involvement in the management of the EBT.

The Company has sold ordinary shares to Unique Fidelity Engineering Limited ("Unique").  The Company has sold a total of 170,000 ordinary shares to Unique for $100,000 in June, 2007, and has concluded in September, 2007 an agreement for the sale to Unique of 2,500,000 ordinary shares of the Company.  See Exhibit 11 attached hereto.  The Company has received approximately $280,000 in cash in January, 2008 for sale of such 2,500,000 ordinary shares of the Company to Unique and a promissory note for $500,000.

The Company has obtained financing from "hedge fund" financiers in February, 2006 (approximately $8,300,000 from Arrowhead Target Fund Ltd.) and in December, 2007 (approximately $7,500,000 from Cheyne Specialty Finance Fund L.P. ("Cheyne") and Arrowhead Consulting Group LLC) ("Arrowhead"), both secured by motion picture assets of the Company.  The first financing will mature February, 2009 ($8,300,000).  The Company is negotiating to have this maturity extended. The Company has acquired $6,500,000 of the indebtedness due to Cheyne from proceeds of the Zeus Transaction discussed below and that amount has since been repaid.  The remaining $1,000,000 of indebtedness due to Arrowhead is subordinated to the $6,500,000 acquired by the Company.  See Exhibits 6, 7 and 16 hereto.

The Company through an affiliate has obtained financing of approximately $3,700,000 from Advantage Capital Community Development Fund, L.L.C. ("Advantage")  pursuant to a Credit Agreement dated October 11, 2007 (attached as Exhibit 13) ("Credit Agreement") to acquire and improve a production and post production facility located at 807 Esplanade in New Orleans, Louisiana ("Seven Arts Post").   Advantage has advanced approximately $2,000,000 under the Credit Agreement.  The Credit Agreement is secured by substantial Federal and Louisiana tax credits available for film, community development and historical renovation as well as the real property at which Seven Arts Post will be based.  The Company has received pre-certification by the Louisiana Film Commission of Seven Arts Post as entitled to the Louisiana 40% "infrastructure" tax credits in April, 2008.

After December 31, 2007, the Company entered into two loan agreements (a) with Blue Rider Finance Inc. in the amount of approximately $1,350,000 (plus interest), secured by certain rights in connection with one motion picture owned by the Company ("Blue Rider Loan") and (b) with Trafalgar Capital Specialized Investment Fund in the amount of approximately £ 500,000 plus interest ("Trafalgar Loan").  See Exhibit 15.  These have since been repaid or will be repaid as detailed on page 10.

The Company and an affiliate entered into three agreements with seventeen UK corporations formed by Zeus Capital Partners for the sale of interest in substantially all motion pictures owned or controlled by the Company for approximately £ 136,000,000 (approximately $270,000,000) payable in cash on closing and in installments due on June 30, 2008 and September 30, 2008 ("Zeus Transaction").  The Company has closed the Zeus Transaction.  After provision for expenses and commitments required by the Zeus Transaction, the Company received free cash flow of approximately £ 8,500,000 ($17,000,000) which was used to repay the Cheyne Loan, other funded debts of the Company and for working capital.  The free cash flow to the Company from the Zeus Transaction will be principally accounted for as a reduction in the Company's investment in film costs, resulting in a material reduction of costs of sales in the Fiscal Year Ended June 30, 2008, and in succeeding fiscal years regarding motion picture subject to the Zeus Transaction.

The Company is currently negotiating an additional transaction on terms similar to the Zeus Transaction, and anticipates that, absent any adverse changes of tax laws in the United Kingdom it would close on this transaction, on or before February 28, 2009.

4.B.  Business Overview

SAP was incorporated in Nevada in October 2002 and acquired control of the Company in September 2004 through an Asset Transfer Agreement under which SAP transferred all its motion picture assets to a subsidiary of Company for ordinary share of the Company.  The predecessor company to SAP was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman. Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry.  Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and approximately $2.6 million of expenditures on projects in development were transferred to the Company.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed  from 1996-1998*

Film Title	Budget		Talent
Johnny Mnemonic	$24.5M		Cast: Keanu Reeves, Dolph Lundgren, Ice T
Director: Robert Longo
Writer: William Gibson

Never Talk To Strangers	11.7M	Cast:	Rebecca De Mornay, Antonio Banderas,
Dennis Miller
Director: Sir Peter Hall

9 1/2 Weeks II	12M		Cast: Mickey Rourke, Angie Everhart
Director: Anne Goursaud

Shattered Image	7.25M		Cast: Anne Parillaud, William Baldwin
Director: Raul Ruiz
Producer: Barbet Schroeder, Lloyd Silverman

*Ownership interests in these films were transferred to SAP on October 1, 2002.  All interest in 9 ½ Weeks II was transferred by court order (under appeal) to a rights owner.

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. ("Fireworks") a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company with interests in broadcasting and newspapers.  Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the "Fireworks Pictures"), including certain motion pictures described below.  SAPL's interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Company in September 2004, pursuant to an Asset Transfer Agreement with a subsidiary of the Company in exchange for the Company's ordinary shares.

Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks 1 , 2

1 See "Risk Factors" on Fireworks litigation.

2 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler
Director: Martha Fiennes
Writer: Michael Ignatieff, Peter Eitedgui

The Believer(3)	3.0M	Cast: Ryan Gosling, Billy Zane
Writer/Director: Henry Bean

American Rhapsody	3.5M	Cast:	Nastassja Kinski, Tony Goldwyn,
Scarlett Johansson
Writer/Director: Eva Gardos

Cletis Tout	15.M	Cast:	Christian Slater, Tim Allen Portia DeRossi,
Richard Dreyfuss
Director: Chris Ver Weil

Interstate 60	10M	Cast:	James Marsden, Kurt Russell, Amy Smart,
Gary Oldman
Director: Bob Gale
Writer: Chris Ver Weil

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL 1 and Fireworks 2

1 SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.
2 See "Risk Factors" on Fireworks litigation.

Film Title	Budget	Talent
Rules of Engagement	$52,000,000	Cast:	Tommy Lee Jones
			Samuel Jackson
		Director: William Friedkin
		Writer: Stephan Gagan, James Webb

Rat Race	$55,000,000	Cast:	Cuba Gooding, Jr.
		Rowan Atkinson
		Director: Jerry Zucker

Hardball	$47,000,000	Cast: Keanu Reeves,
		Writer/Director: Brian Robbins

Completed Films. In total the Company and its predecessors have produced or acquired interest in the 32 feature films to date described below in Table 8, exclusive of the Fireworks Pictures.  The Company owns (directly or through grants of all rights in perpetuity) the copyright to each picture designated as "CR" in Table 8 and for all other pictures in Table 8 own the distribution rights for at least all territories outside the United States and Canada for no less than 15 years.

Production.   The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  The number of pictures that the Company has been able to make will depend upon the funds available to it.  The pictures are selected according to several key criteria formulated to maximize the profit potential of the Company’s films.  The Company “pre-sells” its films to worldwide markets.  In addition, the Company is now entitled to receive “overages” if a film generates significantly more net revenue than the advance given to any market.  (See “Distribution” section for more detailed discussion of overages.)

The Company is submitted from 50 to 100 film projects or completed films in any given year, which generally include a "package" of a screenplay and certain talent elements (e.g. producer, director and cast).  The Company in certain limited cases will arrange for the creation of a screenplay and the "packaging" of creative elements (e.g. producer, director and cast).  The Company commissions independent production budgets of certain projects to evaluate the project's suitability for production or distribution.  The Company selects projects for production or acquisition based on management's belief that it can license the worldwide distribution rights to the film for an amount greater than the projected production budget and will be a "quality" or "good" motion picture, as well as management's belief that the key creative elements (the director and the two cast members most prominent in the film) are likely to be both responsible and artistically gifted in creation of motion picture entertainment.  There are no "rules" or specific strategic limitations on the Company's choice of motion pictures to produce or distribute, other than the Company will rarely consider a motion picture with a production cost in excess of $15,000,000.
The Company, through an affiliate Seven Arts Pictures Louisiana LLC, has acquired real property at 807 Esplanade Avenue in New Orleans, Louisiana and intends to develop this property as a production and post production facility for the Company's productions in Louisiana.  The Company has to date produced or acquired four motion pictures produced under the Louisiana Film Incentive Act which provides substantial transferable tax credits for film production activities in Louisiana.

Distribution .  The Company licenses most of the foreign territories prior to and during the production of each picture.  The Company shares in the commissions generated by the sales of the pictures.  The Company arranges its “pre-sales” and licenses through its existing staff.  In a typical foreign license agreement currently used by the Company, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution and the balance on delivery.  The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to the Company, which is then free to re-license the picture.  The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for the Company from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory.  In all of the Company's licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright.  The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

The Company has organized and is promoting the sale of $50,000,000 of units (at $1,000,000 per unit) in a limited liability company currently named CineVisions Media, in a private placement under Regulation D of the Securities and Exchange Act of 1934.  The Company intends to acquire between one and ten units in CineVisions Media, which intends to become an independent distributor of all rights in motion pictures in the United States and Canada.  CineVisions Media will be managed separately from the Company.  The Company anticipates that all its motion pictures will be distributed in the United States and Canada through CineVisions Media, if the company is capitalized, except for motion pictures committed to other distributors prior to the formation of CineVisions Media.

Finance.   The Company has created a separate finance plan for each motion picture it has produced and hence the sources of the funds for production of that motion picture vary according to each finance plan.  The Company utilizes "tax-preferred" financing (e.g. tax credits, sale/lease back transactions and direct subsidies), "mezzanine" or "gap" funds that are senior to Seven Arts equity and tax preferred funds, and senior secured financings with commercial bank (e.g. Comerica Bank and First California Bank) or private lenders (e.g. Blue Rider Pictures, A-Mark Entertainment, Parallel Pictures and the "hedge funds" discussed herein), together in certain cases with a limited investment from the Company (e.g. less than 10% of the production budget).  No generalization is possible as to the amount any of these sources of funds utilized on any particular motion picture.  The Company always obtains some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g. under $10,000,000), and in certain cases the Company has committed to production with an unsubstantial amount of advances and guarantees.  The Company will likely not commit to production of larger budget motion pictures (e.g. over $15,000,000) and has never in the past committed to such production, without substantial advances or guarantees from third party distributors or the equivalent in "non-recourse" financings.

Plan Of Operations
Source of Funds for Fiscal Years 2006 and 2007 Ending March 31 and Fiscal Year 2008 Ending June 2008.

Seven Arts’ primary source of funds since incorporation has been through operations, loans secured by the Company's motion pictures, and the proceeds of the sale of redeemable convertible preferred stock and debentures.  See Exhibits 4 and 5 attached hereto.

Use of Funds for Fiscal Years 2007/2008/2009
During Fiscal Year 2007 and Fiscal Year 2008, respectively, Seven Arts has expended approximately $2,400,000 and $2,800,000 on general/administrative expenses, and the Company anticipates it will expend approximately $3,000,000 in Fiscal Year 2009 on general and administrative expenses.  During Fiscal Year 2007 and Fiscal Year 2008 respectively, Seven Arts has expended approximately $17,500,000 and $20,000,000 on acquisition or production of motion pictures, and the Company anticipates expenditure of approximately $30,000,000 on production and acquisition of motion pictures in the Fiscal Year 2009.

Anticipated Changes to Facilities/Employees
The Company's employees and locations are two rented premises in Los Angeles and London and approximately 14 employees and consultants as of October 30, 2008.  Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets
Seven Arts has had the following revenue during the past three Fiscal Years, 6/30/2008, 3/31/2007, and 3/31/2006,  from the following areas of the world:
	2008	2007	2006
Continuing Operations	£	£	£
Europe	5,824,436	3,372,197	2,249,769
North America	1,852,010	1,134,054	1,821,061
South America	562,575	235,106	314,446
Africa & Middle East	152,666	865,667	224,098
Asia	442,830	118,152	1,597,596
Australia	39,680	154,112	1,384,397
Total Turnover	8,874,197	5,879,289	7,591,367
Seven Arts’ intangible motion pictures copyrights and distribution rights have no physical location.  As of September 30, 2008, physical materials embodying the Company's motion pictures are held at laboratories in Los Angeles, California, Toronto, and London, England, as well as at the Company's office in Los Angeles, California.

Regulation of the Motion Picture Industry
A key element in the motion picture industry involves intellectual property law.  In this respect, the Company conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Company.  Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures.  Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the "Copyright Act").  Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Company currently takes appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Company's properties, or that enforcement of its rights will not be financially prohibitive.  Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Company's motion pictures.  Further, the Company is aware of reports of outright "pirating" of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures.  The Company will follow the practice of submitting its motion pictures for such ratings.  A substantial number of the Company's films may be rated "R" by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult.  The Company's general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than "R."  The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating.  The Company does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories.  Management's practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media.  This practice often requires the production of "cover shots" or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent.  No assurance can be given that current and future restrictions on the content of the Company's motion pictures may not limit or affect the Company's ability to exhibit certain of its pictures in certain territories and media.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
     N/A

4.C. Organization Structure
The following is the corporate organization chart of Seven Arts and its subsidiaries as of June 30, 2008 (with share ownership as of  June 30, 2008):

Table 7

In addition, from time to time the Company or its affiliates establish "special purpose" corporations or limited liability companies to produce a specific motion picture, but which companies cease business upon completion and delivery of the applicable motion pictures.  These entities are therefore not listed in the chart set forth above.

4.D.  Property, Plant and Equipment
Seven Arts' executive offices are located in rented premises of approximately 3,500 sq. ft. at 6121 Sunset Blvd., Suite 512 , Los Angeles, California US 90028 (rented by its affiliate Seven Arts Pictures Inc.) and 38 Hertford Street, London UK W1J 7SG.  Seven Arts and its affiliates began occupying these facilities on about May, 2008 (US) and November 2007 (UK).  Monthly rent is approximately $10,000.

The motion pictures in which the Company controls all rights or all international distribution rights are set forth below, exclusive of the Fireworks Pictures:

Table 8

Title	Elements		Approximate Fully Absorbed Production Cost (CR=copyright ownership or equivalent)	Delivery Date	1st U.S. Release
	Elements

Asylum (CR)	W:	Patrick Marber	$20,000,000	05/04	08/05
	D:	David MacKenzie
		Ian McKellan
	C:	Natasha Richardson

Stander (CR)	W:	Bima Stagg	$14,000,000	10/03	08/04
	D:	Bronwen Hughes
	C:	Thomas Jane
		Deborah Unger

No Good Deed (CR)	W:	Christopher Canaan	$17,000,000	05/02	09/03
		& Steve Banancik
	D:	Bob Rafelson
	C:	Samuel L. Jackson
		Milla Jovovich

I’ll Sleep When	W:	Trevor Preston	$8,000,000	06/04	06/04
I’m Dead	D:	Mike Hodges
	C:	Clive Owen
		Malcolm McDowell
		Jonathan Rhys Meyers

Supercross	W:	Ken Solarz	$5,000,000	08/05	08/05
	D:	Steve Boyum
	C:	Sophia Bush
		Steve Howey
		Cameron Richardson

A Shot At Glory	W:	Denis O’Neill	$12,000,000	01/02	05/02
	D:	Michael Corrente
	C:	Robert Duvall
		Michael Keaton

Johnny Mnemonic	W:	William Gibson	$24,500,000	12/94	05/95
(CR)	D:	Robert Longo
	C:	Keanu Reeves
		Dolph Lundgren

Never Talk To Strangers	W:	Lewis A. Green	$11,700,000	09/95	10/95
(CR)		& Jordan Rush
	D:	Peter Hall
	C:	Antonio Banderas
		Rebecca DeMornay

Shattered Image	W:	Duane Poole	$7,250,000	06/98	12/98
(CR)	D:	Raul Ruiz
	C:	William Baldwin
		Anne Parillaud

The Hustle	W:	David Howard	$5,000,000	10/02	12/02
(CR)		& Michael Capellupo
	D:	Stuart Cooper
	C:	Bobbie Phillips
		Robert Wagner

Pool Hall Prophets aka	W/D:	Keoni Waxman	$6,000,000	09/05	12/05
Shooting Gallery	C:	Freddie Prinze, Jr.
(CR)		Ving Rhames

Boo	W/D:	Anthony C. Ferrante	$1,000,000	03/05	10/05
	C:	Trish Cohen
		Happy Mahaney

Cemetery Gates	W:	Brian Patrick O’Tolle	$1,000,000	03/05	05/06
	D:	Roy Knyrim
	C:	Reggie Bannister

Popstar	W:	Timothy Barton	$5,000,000	03/05	11/05
	D:	Richard Gabai
	C:	Aaron Carter
		Alana Austin

Red Riding Hood	W:	Timothy Dolan	$5,000,000	03/06	06/06
	D:	Randall Kleiser
	C:	Lanie Kazan
		Morgan Thompson

Back In The Day	W:	Michael Raffanello	$5,000,000	03/05	05/05
	D:	James Hunter
	C:	Ving Rhames
		Ja Rule

Captivity	W:	Larry Cohen	$17,500,000	03/06	07/07
	D:	Roland Joffe
	C:	Elisha Cuthbert

Mirror Wars	W:	Alex Kustanovich	$8,000,000	11/06	07/07
		& Oleg Kapanets
	D:	Vasily Chiginsky
	C:	Armand Assante
		Malcolm McDowell
		Rutger Hauer

Getting’ It	W/D:	Nick Gaitatjis	$2,500,000	12/06	08/07
	C:	Jessica Canseco
		Patrick Censoplano
		Cheryl Dent
		Sandra Staggs

The Wedding Chest	W:	Ekaterina Tirdatova	$1,500,000		not yet delivered
	D:	Nurbek Egen
	C:	Natasha Regnier
		Bolot Tentimyshov

The Mesmerist	W:	Ron Marasco	$1,000,000	06/02	09/02
		& Michael Goorjian
	D:	Gil Cates, Jr.
	C:	Neil Patrick Harris
		Jessica Capshaw

A Broken Life	W:	Neil Coombs, Anna Lee	$2,000,000		not yet delivered
		& Grace Kosaka
	D:	Neil Coombs
	C:	Tom Sizemore
		Ving Rhames
		Grace Kosaka
		Saul Rubinek

Drunkboat	W:	Bob Meyer	$3,500,000		not yet delivered
		& Randy Buescher
	D:	Bob Meyer
	C:	John Malkovich
		John Goodman
		Dana Delaney

Deal (CR)	W:	Gil Cates, Jr.	$9,000,000	03/07	04/08
		& Marc Weinstock
	D:	Gil Cates, Jr.
	C:	Burt Reynolds
		Bret Harrison
		Shannon Elizabeth
		Jennifer Tilly

Noise aka	W/D:	Henry Bean	$9,000,000	03/07	05/08
The Rectifier	C:	Tim Robbins
(CR)		William Hurt
		Bridget Moynahan
		William Baldwin

American Summer aka	D:	J.B. Rogers	$15,000,000		scheduled 4/09
Pool Boy (CR)	C:	Matthew Lillard

Autopsy (CR)	D:	Adam Gierasch	$9,000,000		scheduled 1/09
	C:	Robert Patrick

Knife Edge	D:	Anthony Hickox	$8,000,000		not yet scheduled
	C:	Joan Plowright
		Natalie Press

Nine Miles Down	D:	Anthony Waller	$17,400,000		not yet delivered
	C:	Adrian Paul
		Kate Nauta

Hades aka	D:	Gabriel Bologna	$2,500,000		not yet delivered
The Black Waters Echo's Pond	C:	Robert Patrick
		Danielle Harris
Night of the Demons	D:	Adam Gierasch	$9,000,000		not yet delivered
	C:	Shannon Elizabeth
		Edward Furlong
		Diora Baird

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the Fiscal Years Ended 6/30/2008, 3/31/2007 and 3/31/2006 should be read in conjunction with the financial statements of the Company attached hereto and the notes thereof.  The discussion regarding the twelve month period ended 3/31/08 should be read in conjunction with the Company’s unaudited twelve month financial statements included in the Company's previous Form 20-FR/A filings.

5.A. Operating Results.  The Company’s results of operation are reflected in the Company’s financial statements included herewith.  The Company's income from operation in all periods in issue (i.e. Fiscal Years Ended 3/31/06, 3/31/07, and 6/30/08) ("Relevant Period") was principally the result of the sale and distribution of its new and previously produced motion pictures, other than operations prior to September, 2004 (disclosed in prior filings of the Company) which related to the jewelry business of Cabouchon which was disposed of on that date, and losses arising from that disposition.  No one picture had a principal or controlling share of gross revenues or operating profits in the Relevant Period.  No changes in the Relevant Period in operating revenues resulted from changes in prices, or amount of products of services being offered (other than an increase in the total number of motion pictures controlled by the Company) or to the introduction of new products or services (other than the delivery and release of new motion pictures).  Neither inflation nor any unusual or infrequent events or new developments in the Relevant Period materially affected gross revenues, operating expenses or operating income.  No governmental, economic, fiscal, monetary or political policies or facts in the Relevant Period had any material effect on the Company's gross revenue, operating expenses or operating profits.  The Company’s revenues are principally earned, received, and held (in all material respects) in dollars but are converted to UK pounds for the purpose of the attached financial statements.  Reductions and increase in the value of the dollar against the UK pound are shown in Table 4 in Item 3 No. C. above.  Neither inflation nor governmental policies or regulation have had a material effect on the Company’s income from operations.

The principal factor that affected the Company's financial condition in the past four years has been the availability of capital, the choice of motion pictures produced or acquired by the Company, the Company's and talents' execution of the screenplay and production plan for each picture, distribution and market reactions to the motion pictures once completed, and management's ability to obtain financing and to re-negotiate financing on beneficial terms.  These factors will continue to be, in management's opinion, the principal factors which will affect future results of operation and the Company's future financial condition.  No particular factor has had a primary or principal affect on operations and financial condition of the Company in the Relevant Period.  Management believe that the Company' s current financing, completed motion picture projects, distribution and market reaction to these pictures will not have a negative impact on the Company's results of operation and financial condition in the Fiscal Year Ended 6/30/08.

Fiscal Year Ended 6/30/08 v. Fiscal Year Ended 3/31/07 Results of Operations*
Gross revenues increased from £5,879,289 (3/31/07) to £8,874,197 (6/30/08) principally due to the increase in the number of pictures (to four) delivered in the Fiscal Year Ended 6/30/08, as compared with the Fiscal Year Ended 3/31/08 (two), as well as the expected revenues from the motion pictures first delivered in the Fiscal Year Ended 6/30/08.  All revenues in both periods were from domestic and foreign theatrical, video and television distribution of the Company’s motion pictures, except the cancellation of indebtedness income related to Stander and Pool Hall Prophets in Fiscal Year Ended 3/31/07 and interest income related to the Zeus film investment transaction of approximately £2,200,000 in the Fiscal Years Ended 6/30/08.  Gross revenues in the Fiscal Year Ended 3/31/08 included approximately £1,218,000* of revenues from the motion pictures delivered in the Fiscal Year Ended 3/31/07, compared with revenues from motion pictures delivered in the Fiscal Year Ended 3/31/07 of £ 1,627,000.

Cost of sales increased from £2,764,000 (3/31/07) to £5,709,935 (6/30/08) principally due to the increase in the aggregate production costs of the four motion pictures delivered in the Fiscal Year Ended 6/30/08 as compared to the two motion pictures delivered in the Fiscal Year Ended 3/31/07.

Other operating expenses increased from £1,218,531 (3/31/07) to £2,143,985 (6/30/08) due to the Company’s increased level of production and distribution activity.  Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and office costs.

The Company realized only an immaterial amount of interest income in the Fiscal Year Ended 3/31/07 but interest income related to the Zeus film investment transaction of approximately (£2,200,000) was realized in the Fiscal Year Ended 6/30/08, and all interest expenses in both periods related to the bank and other production loans set forth in Table 5.  Interest expenses are significantly higher in the Fiscal Year Ended 6/30/08 (£2,100,000) from the Fiscal Year Ended 3/31/07 (£ 350,000) due to the full year of interest in the loan from Cheyne Capital repaid in April, 2008, and interest expenses associated with the Zeus film investment transaction (approximately £1,800,000).

As a result, retained profit for the period increased to £2,006,783 (6/30/08) from £967,130 (3/31/07).

Twelve Month Period Ended 3/31/08 vs. Fiscal Year Ended 3/31/07 Results of Operations *
Gross revenues decreased from £5,879,000 (3/31/07) to £989,000 (3/31/08) principally due to the fact that the Company did not deliver any motion pictures in the twelve month period ended 3/31/08 but expects to delivery four motion pictures on or before the end of its current Fiscal Year Ended 6/30/08.  All revenues in both periods were from domestic and foreign theatrical, video and television distribution of the Company’s motion pictures, except the cancellation of indebtedness income related to Stander and Pool Hall Prophets.  Gross revenues in the twelve month period ended 3/31/08 included less than £157,000 of revenues from the motion pictures delivered in the Fiscal Year Ended 3/31/07, compared with revenues from motion pictures delivered in the Fiscal Year Ended 3/31/07 of £ 1,627,000.

Cost of sales decreased from £2,764,000 (3/31/07) to £425,000 (3/31/08) principally due to the reversal of producer payments due on motion pictures released in prior years.

Other operating expenses increased from £1,219,000 (3/31/07) to £1,496,000 (3/31/08) due to the Company’s increased level of production and distribution activity.  Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and office costs.

The Company realized only an immaterial amount of interest income in both twelve month periods ended 3/31/07 and 3/31/08 and all interest expenses in both periods related to the bank and other production loans set forth in Table 5.  Interest expenses are significantly higher in the twelve month period ended 4/31/08 ( £ 800,000) from the Fiscal Year Ended 3/31/07 ( £ 350,000) due to the full year of interest in the loan from Cheyne Capital repaid in April, 2008.

As a result, retained profit for the period 3/31/08 decreased to £(632,000) compared to retained profit for the period 3/31/07 of £967,000.

Fiscal Year Ended 3/31/07 vs. Fiscal Year Ended 3/31/06 Results of Operations *
Gross revenues decreased from £7,591,367 to £5,879,289 from 3/31/06 to 3/31/07 by reason of principally (a) a substantial increase in the value of the UK pound (see Table 4 above) as the Company's revenues are principally realized in US dollars and (b) delivery in Fiscal Year 2006 of Captivity (with recognition of approximately $6,000,000 of revenue) and delivery of Noise and Deal in Fiscal Year Ended 3/31/07 (but with recognition of only approximately $3,500,000 in revenue on those two pictures).  All revenues were from domestic and foreign theatrical video and television distribution of the Company's motion pictures, plus (in the Fiscal Year Ended 3/31/07) cancellation of indebtedness income related to the motion picture Stander and Pool Hall Prophets (£1,282,522).  The Company has issued 3,500,000 shares to Seven Arts Pictures in connection with the settlement of a claim from Apollo Media GmbH & Co. Filmproduktion K.G. ("Apollo") discussed in Item 7 No. B below, of which 1,500,000 will be cancelled or returned to the Company as more particularly described in Item 7 No. B.  The Apollo settlement relieved the Company of approximately 2,000,000 in non-recourse indebtedness, which was reflected as cancellation of indebtedness income and included in "Revenue" for this Fiscal Year.  Gross revenues in the Fiscal Year Ended 3/31/07 included less than £50,000 of revenues from the three motion pictures delivered in the Fiscal Year Ended 3/31/07.  Approximately £1,750,000 of gross revenues in the Fiscal Year Ended 3/31/07 were derived from motion pictures delivered in that Fiscal Year compared with approximately £5,500,000 of revenues realized in the Fiscal Year Ended 3/31/06 from motion pictures first delivered in that Fiscal Year.

Cost of sales decreased from £ 6,055,411 (3/31/06) to £2,763,720 (3/31/07) since (a) the turnover in Fiscal Year 2007 was less than in Fiscal Year 2006; and (b) the Company has realized a higher profit margin on Noise and Deal than on Captivity ..  The Company treats both amortization of intangible assets and costs of sales as "costs of sales" since both are the result of amortization of film costs against recognized revenue.  None of these charges resulted from a write-down of film investment or an impairment of unamortized film costs.  The two exceptional items realized in the Fiscal Year Ended 3/31/07 arose from the cancellation of indebtedness of equity investments by third parties (not the Company) related to Stander and Pool Hall Prophets and these cancellations impacted costs of sales in that there were no costs of sales associated with these cancellations of indebtedness.

Included in turnover are exceptional items of £1,282,522 relating to the cancellation of the movies Stander and Pool Hall Prophets and £912,715 relating to Seven Arts Pictures Inc. ("SAP") assuming responsibility for a loan made from Apollo Media to a former subsidiary of SAP by the pledge of 3,500,000 new ordinary shares issued to SAFE by the Company. The Company has further guaranteed that any shares issued in excess of 2,000,000 needed by Apollo Media to settle their debt at the point of sale of the shares will be met by SAP.  The remaining balance of shares will be sold and the proceeds remitted back to the Company. The amount recorded reflects the settlement gain on cancellation of the debt.  As reflected on Table 3 in Item 3.A.1 above and in footnote 32 of the financial statements for the Fiscal Year Ended 3/31/07, included in previous form 20 FR/A filing of the Company, for purposes of US GAAP this cancellation of indebtedness income has been recorded as "non-operating income."

Other operating expenses increased from £989,375 (3/31/06) to £1,218,531 (3/31/07) due to the Company's increased level of production and distribution activity.   Substantially all these expenses are general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials (e.g. trailers and posters) and office costs.

The Company realized only an immaterial amount of interest income and all interest expense related to the bank and other production loans set forth in Table 5.

As a result, retained profit for the year increased from £116,812 to £967,130 (3/31/07).

* All results are calculated under UK GAAP.  For adjustment to US GAAP, see Table 3.

5.B.  Liquidity and Capital Resources.
During Fiscal Year 2005 ended March 31, Seven Arts issued £3,000,000 of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for ordinary shares in Langley valued at £3,000,000, and £3,000,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for £3,000,000 ordinary shares from Armadillo. The Company later raised approximately £1,200,000 in cash through the sale of convertible preferred shares and debentures to Armadillo Investments plc (£700,000) and Langley Park Investment Trust PLC, (£500,000). See Exhibits 4 and 5.  These amounts are below the stated value of the debenture and preferred shares which are each £3,000,000, by reason of the Company being unable to achieve the value recognized within its financial statements upon the sale of the Armadillo and Langley ordinary shares.

During Fiscal Year 2006, ended March 31, Seven Arts raised no capital through the sales of ordinary shares as described earlier.

During Fiscal Year 2007, Ended March 31, 2007, Seven Arts raised no capital through the sales of ordinary shares.  During the Fiscal Year Ended June 30, 2008, the Company sold 2,500,000 ordinary shares to Unique Fidelity Engineering Limited.

The Company obtained certain "hedge fund" financing in Fiscal Year Ended 2006 and 2007 as described herein but currently anticipates no "hedge fund" financing in the Fiscal Year Ended 2008.  The "hedge fund" financing is set forth in Exhibits 6 and 7.  The specific contractual terms of this indebtedness are described in more detail in Item 3.D. Risk Factors, Need for Additional Financing , pages 11-12, and Item 4.A. History and Development of the Company - Financings , page 17.  $6,500,000 of the "hedge fund" financing due September 30, 2007 was acquired by the Company from the proceeds of the Zeus transaction and has been repaid.   See Exhibit 16.

Management believes that the Company's working capital is sufficient for the Company's present requirements.

There are no restrictions on the Company’s ability to collect and receive its cash flow from operations.  The Company has no committed borrowing facilities and its borrowing is not seasonal, but related to production or acquisition of motion pictures when each is ready for production or acquisition.

The Company's cash flow is derived from the license of motion picture rights to motion pictures controlled by it and varies depending upon distributor and consumer reactions to each motion picture.

5.C.   Research and Development, Patents and Licenses, etc.
     NA

5.D.    Trend Information .   The Company is aware of no trends that could materially affect the Company's business.

5.E.  Off-Balance Sheet Arrangements .
The Company has no Off-Balance Sheet Arrangements.

5.F.   Tabular Disclosure of Contractual Obligations (as of 6/30/08):
Contractual Obligations			Payments Due By Period
			Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		Total
Bank and Other Production Loans	£	*129,037,149	*125,660,925	3,376,224	0	0
Real Property - New Orleans**		£1,158,799			1,158,799
Langley Debenture		£1,750,000	0			1,750,000
Trade Creditors and Sums Due To Producers		£1,236,155	1,236,155	0	0	0
Potential Arbitration Award		£300,000	300,000	0	0	0
Total		£133,182,103	127,037,149	3,376,224	1,158,799	1,750,000
* The current and long term bank and production loans include
A. approximately £115,000,000 of advances related to the Zeus transaction secured by a cash deposit of like amount; this advance is expected to be repaid by December 31, 2008.
B. £4,150,000 of the limited recourse Arrowhead Loan and approximately £500,000 of the remaining Cheyne Loan, both described below in Section 3.D. "Risk Factors, Need for Additional Financing"
C. Approximately  £9,000,000 in special purpose financing arranged for the motion pictures American Summer, Autopsy, Nine Miles Down, Knife Edge , Winter Queen and Deal
**The Company and its affiliate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana.  See Exhibit 12.  The Company's aggregate drawing rights under this facility are $3,700,000.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting

The financial statements included within item 17 are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting policies in the United States and explanations of the reconciling items included within the notes to those financial statements.

Due to the financial position of this company, the validity of using the going concern basis to prepare the financial statements is conditional upon the continued support of the company’s majority shareholder at this time. The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985.  The individual company profit and loss for "the Company" as shown on the financial statements is consolidated into the group's consolidated financial statements.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

License fee revenue is recognized as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalized in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortized and is, instead, subject to an annual impairment review.
This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortized over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-
Fixtures, fittings and equipment- straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalized

Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognized in the balance sheet at the lower of cost and net realizable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations
As of June 30, 2008, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.   DIRECTORS , SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 9
Directors and Senior Management
October 30, 2008
Table No. 1
Directors

Name	Position	Age	Date First Elected or Appointed
Peter Hoffman	CEO, Director	59	September 2, 2004
Michael Garstin	President, Director	59	June 1, 2008
Philip Kendall	Chairman, Director	60	September 1, 2008
Julia Verdin	Director	46	January 3, 2007
Anthony Hickox	Director	44	January 3, 2007
Elaine New	Finance Director	48	January 11, 2007
Kate Hoffman	Chief Operating Officer	31	February 26, 2008
Michael Arata	President, Seven Arts Pictures Louisiana	43	June 30, 2008
Reiko Bradley	President, Seven Arts International	48	October 15, 2008

The experience and qualifications of the directors and senior management are as follows:

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Peter Hoffman is the Chairman and founder of SEVEN ARTS PICTURES, an independent producer and distributors of motion pictures.   Seven Arts has produced and distributed in excess of thirty features since its inception: “JOHNNY MNEMONIC”, “NEVER TALK TO STRANGERS”, “9 ½ WEEKS II” and “SHATTERED IMAGE”.  Other credits include “ONEGIN”; “DUETS”; the Sundance 2001 Grand Jury Prize Winner, “THE BELIEVER”; “AN AMERICAN RHAPSODY”; “CLETIS TOUT”; “INTERSTATE 60”; “STANDER” and the current release “ASYLUM”.  Seven Arts also produced, in conjunction with Paramount Pictures, “RULES OF ENGAGEMENT.”
Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including “TERMINATOR 2”, “BASIC INSTINCT”, “TOTAL RECALL”, “RAMBO III."

Michael Garstin began his career as a Lending Officer at Chase Manhattan Bank, then joined Filmways Corp., later renamed Orion Pictures, as a Board Director and Chief Financial Officer.  Subsequently, he returned to Wall Street and worked as a Senior Managing Director and Head of the Media & Entertainment Group at Bear Stearns & Co., during which time he provided advice to and helped raised capital for a number of independent film companies, including Carolco Pictures, on whose Board of Directors he served on for a number of years. Subsequently, he headed up the New York Investment Banking Operations of both Daniels & Associates and CEA, and served as a Managing Director at both Gleacher & Co. and SMH Capital.

Philip Kendall began his career in Corporate Financial and Capital Markets at Baring Bros. in New York and London.  Mr. Kendall also served in Corporate Finance as Head of Operations at Samuel Montagu & Co. in London and Partner and Head of Lead Advisory for PricewaterhouseCooper in London.  Mr. Kendall is currently a senior advisor in investment banking for Hawkpoint Partners in London.

Julia Verdin is an independent film producer. Ms. Verdin produced STANDER, directed by Bronwen Hughes, was an Executive Producer on MERCHANT OF VENICE, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a co-producer on RIDING THE BULLET, based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox is a film director, writer and producer.  Hickox wrote and directed his first film, 'WAXWORKS' at the age of 21.  Hickox was involved in the production of or directed  'SUNDOWN', 'WARLOCK: ARMAGEDDON'; 'CHILDREN OF THE CORN', 'TURN OF THE SCREW'; 'CARNIVAL OF SOULS', and  'HELLRAISER 3: HELL ON EARTH'.

Elaine New is  Cambridge University educated, Price Waterhouse (London) qualified Chartered Accountant.  Elaine has been in the media industry for eight years. Firsts as Financial Controller, and later as Finance Director of Metrodome Group plc, a UK film distributor.  She was previously engaged as Financial Controller of Harrods International, helping to establish an airport retailing arm and a Commercial Director of Outfit a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990’s.  Elaine has been on the Executive Committee of The Quoted Companies Alliance for the almost three years helping to look after small to mid-cap companies floated both on AIM and the main list of The London Stock Exchange.

Kate Hoffman began her career at the age of 17 as an intern for Hollywood casting directors, Mary Vernieu and Risa Gramon-Garcia.  The following year, she pursued a double major in psychology and political science at New York University while working part-time for Miramax Films.  She then worked for film agent Mort Viner until his retirement when she showed the Company's predecessors in 1998.  She has managed the development, production and delivery of films including "The Believer," "No Good Deed," "Stander," and "Asylum."  In addition to her production responsibilities, Kate is responsible for international distribution, acquisitions and film financing.

Michael Arata, is an American actor and film producer.  He began his acting career at age four and has since appeared on stage, in feature films and television programs.  Mr. Arata holds a law degree from Tulane University, and regularly conducts seminars on entertainment law at Loyola University and Tulane University in New Orleans, as well as continuing legal education seminars for practicing lawyers.  He was the youngest chairman of the Le Petit Theatre Du Vieux Carre, the nation's oldest and longest running community theatre.  He formed Art A La Carte, Louisiana's only theatre for the disabled, and one of the nation's only fully accessible creative arts programs.

Reiko Bradley is an executive in the licensing and distribution of independent motion pictures.  After being based in Los Angeles, Ms. Bradley re-located to Australia in July of 2003 to launch Becker Films International.  Prior to launching BFI, Bradley was Executive Vice President of Worldwide Distribution for MDP Worldwide for 6 years handling over 150 films, ranging from then action star Jean Claude Van Damme films to mainstream films such as Johnny Mnemonic.  A graduate of the University of Michigan, Reiko Bradley speaks English and Japanese, and is conversational in French.  She was born and raised in Japan.

6.B.  Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all directors and senior management during the Fiscal Year Ended 6/30/2008 was £991,310.

Table No. 10
Officer and Director Compensation
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen sation	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions	LTIP Pay outs	All Other Compensation
Peter Hoffman	Fiscal 2008	£312,500	£250,000	-	-	-	-	-
Elaine New	Fiscal 2008	£187,500	£150,000	-	-	-	-	-
Kate Hoffman	Fiscal 2008	£33,300	£53,000	-	-	-	-	-
Michael Garstin	Fiscal 2008	£16,667	-0-

Stock Options .  Seven Arts intends to grant stock options to Directors, Senior Management and employees as an Unapproved Share Option Scheme authorized under United Kingdom law.  The Company may grant options worth up to £ 120,000 to any employee at the date of grant and grant up to £ 3,000,000 for all employees at the date of grant.   See Table No. 11 for information about stock options outstanding.

Table No. 11
Stock Option Grants From Inception to September 30, 2008

Name	Number of Options Granted	% Of Total Options Granted on Grant Date	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Michael Garstin	500,000	100%	£0.205	6/1/2008	5/31/2011	£0.205
Tony Hickox	50,000	100%	£0.305	1/3/2007	1/3/2010	£0.305
Julia Verdin	50,000	100%	£0.305	1/3/2007	1/3/2010	£0.305
Elaine New	50,000	100%	£0.305	1/3/2007	1/3/2010	£0.305
Chris Bialek	50,000	100%	£0.305	1/3/2007	1/3/2010	£0.305
Philip Kendall	100,000	100%	£0.195	9/30/2008	9/29/2011	£0.195
Michael Arata	100,000	100%	£0.205	6/1/2008	5/31/2011	£0.205

In addition, the Company has granted stock options in the following amounts to the following persons in connection with financing services provided by these persons:
Names	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant	Grant Date	Expiration Date
Blue Rider Finance/Robert Oppenheim	250,000	£.15	£.15	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital	(1) 800,000	£.195	£.195	Jan. 31, 2008	Jan. 30, 2013
Specialized Investment Fund	(2) 300,000	£.135	£.135	Oct. 30, 2008	Oct. 30, 2013

Change of Control Remuneration .  Seven Arts had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal Year 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation .  No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation .  Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts' Directors or senior management, except as follows:  The Board has adopted a bonus plan in the following form.

1.
Compensation Committee will recommend amount of bonus pool each year, which will be 10% of pre-tax profits for the Fiscal Year Ended 30 June 2008, and subsequent Fiscal Years.  The CEO will decide recipients of project awards and amounts in conjunction with Compensation Committee composed of Mr. Hoffman and Mr. Kendall.

2.	In future years comparisons will be made to peer groups in the motion picture industry
3.	There will be two types of annual bonuses
                       (a) Management
                       (b) Project related
4.	Managers in bonus pool
               (a)  Peter Hoffman (CEO)
               (b)  Michael Garstin (President)
               (c)  Elaine New (CFO)
               (d)  Kate Hoffman (COO)
               (e)  Reiko Bradley
               (f)  Michael Arata
5.	Management bonuses as follows:
	CEO	Management	Project Related
Company Results	40%	25%	15%
Individual Objectives	10%	30%	50%
Subjective	20%	20%	25%
Share Performance	30%	25%	10%

6.	Individual objects for Management will be agreed by Board

7.	Criteria includes individual contributions to overall company profits.

Pension/Retirement Benefits .  No funds were set aside or accrued by Seven Arts during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office ..  Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts .
SAP has an employment agreement with Peter Hoffman as its CEO for five years ending December 31, 2013 at a salary of $500,000 per year plus bonuses and expenses.  See Exhibit 3.  Upon acquisition of control of the Company, SAP entered into a contract with the Company providing Mr. Hoffman's services solely to the Company and its subsidiaries as their CEO, the term of which has been extended to December 31, 2013.  The Company has an employment agreement with Michael Garstin as its President for five years ending December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses.  See Exhibit 17.  The Company has entered into an agreement with Philip Kendall, its Chairman, terminable on sixth months’ notice by either party, at a rate of £25,000 per annum plus 100,000 options to acquire ordinary shares of the Company

6.C.3.  Board of Director Committees .
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Seven Arts and reviews with the independent auditors the scope and results of Seven Arts' audits, Seven Arts’ internal accounting controls, and the professional services furnished by the independent auditors to Seven Arts.  The current members of the Audit Committee are Mr. Kendall and Mr. Garstin.  The Audit Committee did not meet separately in Fiscal Year Ended 6/30/08.  The Company has a Remuneration Committee (Messrs. Garstin and Hoffman) and a Nomination Committee (Messrs. Kendall and Garstin).

6.D.  Employees
As of October 30, 2008, Seven Arts had 14 employees and independent contractors, providing full time services.

6.E.  Share Ownership
Table No. 12 lists, as of June 30, 2008, directors and senior management who beneficially own Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the directors and senior management as a group.

Table No. 12A
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 6/30/08

Ordinary	Seven Arts Pictures Inc.	8,095,000	37%

	Total Directors/Management 5% Holders	8,095,000	37%

Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.  None of the sums set forth in Item 6.B. own more than 1% of the ordinary shares of the Company (other than Mr. Hoffman) and their share ownership has not otherwise been disclosed.

Does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

The terms of incentive options grantable by Seven Arts are done in accordance with the rules and policies of the English law, including the number of ordinary shares under option, the exercise price and expiry date of such options, and any amendments thereto.   The only share options granted to date are set forth in Table 11.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders .

7.A.1.a.  Holdings By Major Shareholders.
Table No. 12B lists, as of June 30, 2008, all shareholders who beneficially own 5% or more of Seven Arts' voting securities, consisting solely of ordinary shares, and the amount of Seven Arts' voting securities owned by the 5% shareholders as a group.

Table No. 12B
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 6/30/2007
Ordinary	Seven Arts Pictures Inc.+	8,095,000	33%
	ApolloMedia GmbH & Co. Filmproduktion KG	3,500,000	14%
	Langley Park Investment Trust plc	5,000,000	20%
	Unique Fidelity Engineering Ltd	1,775,000	7.28%
	Julie Wing	1,280,000	5%
	Total 5% Holders	19,650,000	83%

+Peter Hoffman controls approximately 70% of the voting stock of Seven Arts Pictures Inc., and may be deemed a beneficial owner of ordinary shares of the Company.  This total does not include 3,500,000 ordinary shares pledged to Apollo Media as discussed in Item No. 7B.

As of November 14, 2008, the Company's share register reflected no shares owned by Unique Fidelity Engineering Ltd but the following shareholders which may include shares owned by Unique Fidelity Engineering Ltd or its affiliates:

Shareholder	Amount of Ownership	Percent of Class at 14/11/08
JIM Nominees Ltd.	1,594,000	6.50%
Julie Wing	1,280,000	5.20%
Jubilee Investment Trust	900,000	3.70%
Pershing Keen Nominees Ltd.	831,499	3.40%

The Company is informed that Mr. Garstin, President of the Company, intends to acquire 710,950 ordinary shares of the Company.

The Company has been informed that Unique Fidelity Engineering Ltd. ("Unique"), acting on behalf of certain investment groups and funds, has agreed to acquire, over time, all of the ordinary shares outstanding owned by Langley Investment Trust PLC and Jubilee Investment Trust PLC. Unique has informed the Company that these purchases are being made for investment purposes, that the purchasing entities are not related and that no fund will own more than 2 1/2% of the Company's common stock outstanding as a result of the purchases.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.
SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 ordinary shares to:
(a)	To SAP for pledge to Apollo Media to settle an indebtedness to Apollo Media with regard to the motion picture Stander ;
(b)	To Langley Park Investments plc in partial conversion of its convertible redeemable debenture. See Exhibit 4.
(c)	To Unique Fidelity Engineering Limited, 2,670,000 shares in the current fiscal period.

The Company has issued 10,000,000 ordinary shares to the Seven Arts Employee Benefit Trust on November 20, 2008.  See Part 4.A. History and Development of the Company - Financings and Exhibit 18.

7.A.1.c.  Different Voting Rights.
Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership .
As of June 30, 2008, Seven Arts had issued 24,354,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each; and 3,000,000 convertible redeemable preference shares of £1.00 each issued, and 530 (as at 31 March 2007) registered shareholders.  Of these shareholders, the Company is aware of one which is located in the United States. One shareholder owns 8,095,000 ordinary shares; and, the other shareholders own 16,259,000 ordinary shares as of June 30, 2008. The Company believes that less than 2,000,000 ordinary shares are owned by US persons other than Seven Arts Pictures Incorporated plc.

7.A.3.   Control of the Company .  Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4.  Change of Control of Company Arrangements
There are no arrangements, known to the Company, which may at a subsequent date result in a change of control of the Company.

7.B.  Related Party Transactions
Upon acquisition of control of the Company by SAP in September, 2004, the Company entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to the Company for the direct costs thereof, which is reflected in the Company's audited financial statements for the Fiscal Years 2005 and 2005 and no other fee or costs.  Pursuant to an intercompany agreement, SAP also from time to time will hold ownership of limited liability corporations in the United States, with all distribution rights and profits thereof for the account of the Company and provide other services for the account of the Company at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in the Company’s financial statements.  These other services will be any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company's business.  SAP has from time to time made non-interest bearing advances to the Company or its subsidiaries, when the Company has not collected its receivables since the Company does not have a working capital line of credit, all as judged appropriate by management.  All advances are for customary working capital purposes and have now been repaid.

SAP has settled a dispute with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) in a settlement agreement dated September 30, 2006, which the settlement fully releases the Company and its subsidiaries from any liability to ApolloMedia including the indebtedness of approximately $2,000,000 related to the motion picture Stander assumed by a subsidiary of the Company upon acquisition of control of the Company by SAP in September, 2004.  The Company has issued 3,500,000 ordinary shares to SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement and SAP has agreed that it will (1) return to Company all ordinary shares in excess of 2,000,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to Company from SAP’s ordinary shares, any ordinary shares in excess of 2,000,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.  The dispute with Apollo (now settled) related to the amounts ultimately to be payable to Apollo from distribution of the motion picture Stander ..  The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,640,000 and any pledged shares remaining after such sale (if any) will be retained by the Company.

Shareholder Loans / Amounts Owing to Senior Management/Directors
There is no money owing to members of senior management of members of the Board of Directors.  SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 31, 2007, but all such sums have since been repaid.  As of June 30, 2008 there were offsetting advances from the Company to SAP and from SAP and its affiliates to the Company, resulting in a net due from the Company to SAP of approximately $20,000, exclusive of advances reflected in the settlement of the Apollo litigation described in Item No. 7B above.

There have been no transactions since June 30, 2008, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest, except as described above.

7.C.  Interests of Experts and Counsel
---No Disclosure Necessary---

ITEM 8.   FINANCIAL INFORMATION

The three year historic financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of  Mazars LLP (formerly Moore’s Rowland LLP) for Fiscal Years Ended 2008, 2007, 2006 and 2005 are included therein immediately preceding the financial statements, or in previous Form 20-FR/A filings made by the Company.

The unaudited and unreviewed interim financial statements for the period ended 31 March, 2008, prepared under UK GAAP with explanatory notes detailing and quantifying the material differences between the UK GAAP and US GAAP presentation of the unaudited and unreviewed interim financial statements are included therein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings
The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

The Company, its subsidiary Seven Arts Filmed Entertainment Limited ("SAFE") and SAP were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II , even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court has enforced this arbitration award and the Company is appealing that decision.  The Company believes it has several meritorious defenses to any enforcement of this award.

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as ContentFilm for copyright infringement relating to the following motion pictures: Rules of Engagement , Onegin , The Believer , Who is Cletis Tout and American Rhapsody .  The Company is the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with the Company's predecessors regarding these motion pictures.   This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   CineVisions has sought to discontinue the Canadian contract action but that request was denied.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks' conversion of the Company’s and its predecessors' interest in the Fireworks Pictures which were all produced or acquired by the Company's predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.

The Directors and the management of Seven Arts know of no other active or pending proceedings against anyone that might materially adversely affect an interest in Seven Arts.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

The Company's ordinary shares traded on the Alternative Investment Market in London England under the symbol "SVA" until February 16, 2007.  Seven Arts applied for listing on the AIM and began trading on the AIM on September 30, 2004.  The Company commenced trading on the PLUS Market in London, England in May 2007.

Table No. 13 A and B lists the high, low and closing sales prices on the AIM for the last six months, last ten fiscal quarters, and last two fiscal years, and the high, low and closing prices on the PLUS Market for the months of May 2007 through October 2008. Table No. 13C lists the high, low and closing prices of the Over-The-Counter Bulletin Board for the months of March through October, 2008.

9.A.4  Price Information
Table No. 13 A
Alternative Investment Market
Ordinary Shares Trading Activity
-Sales-

Period	High	Low	Price at Period End
Month Ended 02/28/07	29.5p	28.5p	29.5p
Month Ended 03/21/07	35p	28.5p	28.5p
Month Ended 12/31/06	31.5p	30.5p	30.5p
Month Ended 11/30/06	45.5p	31p	31p
Month Ended 10/31/06	49.5p	25.5p	45.5p
Month Ended 9/30/06	41.5p	10p	33.5p

Fiscal Year Ended 3/31/2006	20p	12.5p	12.5p
Fiscal Year Ended 3/31/2005	35p	19p	19p
Fiscal Year Ended 3/31/2004	67.5p	17.5p	3p
Fiscal Year Ended 3/31/2003	Not Applicable	Not Applicable	Not Applicable
Fiscal Year Ended 3/31/2002	Not Applicable	Not Applicable	Not Applicable

Fiscal Quarter Ended 12/31/2006	49.5p	25.5p	30.5p
Fiscal Quarter Ended 09/30/2006	41.5p	9.5p	33.5p
Fiscal Quarter Ended 06/30/2006	12.5p	10p	10.5p
Fiscal Quarter Ended 03/31/2006	14.5p	12.5p	12.5p
Fiscal Quarter Ended 12/31/2005	18.5p	12.5p	13p
Fiscal Quarter Ended 09/30/2005	20p	18.5p	18.5p
Fiscal Quarter Ended 06/30/2005	20p	16.5p	20p
Fiscal Quarter Ended 03/31/2005	19.5p	19p	19p
Fiscal Quarter Ended 12/31/2004	26.5p	19.5p	19.5p
Fiscal Quarter Ended 09/30/2004	30p	26.5p	26.5p

Table No. 13 B
PLUS Market
Ordinary Shares Trading Activity
-Sales-
Period	High	Low	Price at Period End
Month Ended 05/31/07	29.5 p.	27.5 p	29.5p
Month Ended 06/30/07	29.5 p.	29.5 p	29.5p
Month Ended 7/31/07	29.5 p.	19.5 p	20.5p
Month Ended 8/31/07	22.5 p.	20.5 p	22.5p
Month Ended 9/30/07	24.5 p.	22.5 p	24.5p
Month Ended 10/31/07	25.5 p	24.5 p	25.5p
Month Ended 11/30/07	25.5 p	20.5 p	20.5p
Month Ended 12/31/07	20.5 p	20.5 p	20.5p
Month Ended 31/01/08	20.5 p	19.5p	19.5p
Month Ended 29/02/08	19.5 p	18.5 p	18.5p
Month Ended 31/03/08	18.5 p	18.5 p	18.5p
Month Ended 30/04/08	21.5p	20.5p	20.5p
Month Ended 30/05/08	20.5p	20.5p	20.5p
Month Ended 30/06/08	20.5p	20.5p	20.5p
Month Ended 31/07/08	21.5p	13.5p	18.45p
Month Ended 31/08/08	19.5p	11.5p	13.45p
Month Ended 30/09/08	28.5p	19.5p	25.86p
Month Ended 31/10/08	28.5p	24.5p	29.11p

Fiscal Quarter Ended 6/30/07	29.5 p.	29.5 p	29.5p
Fiscal Quarter Ended 9/30/07	24.5 p.	22.5 p	24.5p
Fiscal Quarter Ended 12/31/07	25.5 p	20.5 p	20.5p
Fiscal Quarter Ended 3/31/08	19.5 p	18.5 p	18.5p
Fiscal Quarter Ended 6/30/08	21.5p	20.5p	20.5p

Table No. 13 C
OTC BB Market
Ordinary Shares Trading Activity
-Sales-
Period	High	Low	Price at Period End
Month Ended 3/31/08	$.42	$.40	$.42
Month Ended 4/30/08	$.50	$.36	$.36
Month Ended 5/31/09	$.46	$.36	$.36
Month Ended 6/30/08	$.50	$.36	$.46
Month Ended 7/31/08	$.40	$.15	$.15
Month Ended 8/31/08	$.30	$.11	$.50
Month Ended 9/30/08	$1.15	$.45	$1.15
Month Ended 10/31/08	$1.85	$1.16	$1.795

Fiscal Quarter Ended 3/31/08	$.42	$.40	$.42
Fiscal Quarter Ended 6/30/08	$.50	$.36	$.46
Fiscal Quarter Ended 9/30/08	$1.15	$.11	$1.15

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  The Company is registering only 24,354,000 ordinary shares of the Company by this Form 20-F, including the ordinary shares now issued and an additional 5,500,000 ordinary shares which the Company expects to sell to Unique Fidelity Engineering.

Share Registrars Limited, 9 Lion and Lamb Yard, First Floor, Suite E, Farnham, Surrey GU9 7LL is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants
Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6 . Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares are as follows.  Langley has converted as of June 30, 2008, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of June 30, 2008.  Langley’s remaining debentures (£1,750,000) are convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture is included as Exhibit 4 hereto.  Substantially all the Armadillo preference shares (see Exhibit 5) have been converted into ordinary shares of the Company on November 20, 2008.  See Item 4.A above.

9.C.  Stock Exchanges Identified

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and are now listed on the PLUS Market in London, England since May, 2007.  The Company's ordinary shares were admitted for trading on the Over The Counter Bulletin Board market in the United States on March 4, 2008 under the symbol SAPxf.

ITEM 10.   ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital .
As of 6/30/08, there were 573,184,000 of ordinary shares £0.05 each 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each authorized.

10.A.2.  Shares Not Representing Capital.
10.A.3.  Shares Held By Company.
---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants
10.A.5.  Stock Options/Share Purchase Warrants
---Refer to Table No. 11

10.A.6.  History of Share Capital
Since September 2004, when control of the Company was acquired by Seven Arts Pictures Inc., the Company issued the following two convertible securities in September, 2004, referred to in Item 4 No. A. August 2004 Issue of 3,000,000 Convertible Redeemable Preference Shares of £1.00 each to Armadillo Investments plc September 2004 Issue of £3,000,000 of Convertible Redeemable Debt to Langley Park Investment Trust plc

10.A.7.  Resolutions/Authorizations/Approvals
---No Disclosure Necessary---

10.B.   Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Company may carry on in the Articles of Association attached hereto as Exhibit "1," as amended at an Extraordinary General Meeting of shareholders held on 10 March 2008.  Also included in Exhibit "1" is the Company's Board Memorandum on Financial Reporting Procedure presented to the Board of Directors on 9 January, 2007, as amended.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any  transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set forth in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  The committees established by the Company are the Audit Committee (currently Mr. Kendall and Mr. Garstin), Nomination Committee (currently Mr. Hoffman and Mr. Garstin) and Remuneration Committee (currently Mr. Hoffman and Mr. Kendall).

Directors may also by resolution appoint one or more other committees. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Under Article 104, the board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or any third party.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 573,184,000 ordinary shares par value of £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of ordinary stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Company may alter its authorized share structure by ordinary and/or special resolution. These ordinary and/or special resolutions may:

(1) create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) grant authority to the Directors to allot ordinary shares in the capital of the Company in accordance with Sections 80 and 95 of the Companies Act 1985.  At the General Meeting held on 10 March 2008 the Directors of the Company were authorities to issue a total of 35,000,000 ordinary shares in the Company.  The authority granted expires at the conclusion of the Annual General Meeting to be held in 2009.

(4) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5) if the Company is authorized to issue shares of a class or shares with par value;
 (a) decrease the par value of those shares; or
(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its share or authorized share structure when required or permitted to do so.

The Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts
The only material contracts are the Employment Agreement for the services of Peter Hoffman described in Item 6 No. 2C above, the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above, and the contracts attached as Exhibits hereto and in previous Form 20-FR/A filings by the Company.

10.D.  Exchange Controls
The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public company to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E.  Taxation
The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares. The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Company, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the United Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES
Disposition of Ordinary Stock.
The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts ("Tax Acts") is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Company.

Dividends

The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares

The UK does not impose any tax on investors disposing shares in a UK company, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Company. Each holder and prospective holder of ordinary shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own ordinary shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.  Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the ordinary shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit
For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold ordinary shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns .  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts
The Company relied upon the financial statements audited by MRI Moores Rowland LLP, as experts in accounting, in the preparation of this document.  The Company's financial statements are referred to throughout the registration statement, incorporated in Item 17, and attached immediately following the registration statement as exhibits.  MRI Moores Rowland LLP consented to the inclusion of the financial statements it audited.  MRI Moores Rowland LLP is a member of the Institute of Charted Accountants of England and Wales.  MRI Moores Rowland LLP's address is: 3 Sheldon Square, Paddington, London W2 6PS United Kingdom.

10.H.  Document on Display
--  NA --

10.I.  Subsidiary Information
-- No disclosure required --

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company believes no disclosures regarding market risk are required because the Company owns no market risk sensitive investments.  The Company does enter into license agreements often denominated in dollars and its financial statements are calculated in British pounds sterling, which may result in variations in the value of dollar denominated license agreements.  See Table 4 for recent movements in the dollar/pound sterling exchange rate.  The Company adjusts its licensing requests to reflect currency exchange in the various foreign territories in which it licenses distribution rights.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.  Debt Securities            --- No Disclosure Necessary ---
12.B.  Warrants and Rights        --- No Disclosure Necessary ---
12.C.  Other Securities           --- No Disclosure Necessary ---
12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.   DEFAULTS , DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15.   CONTROLS AND PROCEDURES
---Not Applicable---

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS
---Not Applicable---

PART III

ITEM 17.   FINANCIAL STATEMENTS
The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Mazars LLP, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Seven Arts Pictures plc

Non-Statutory Financial Statements

For the Fifteen month period ended 30 June 2008

And the two years ended 31 March 2007

Company Registration No. 4276617

Contents

17.A. Report of the Independent Registered Public Audit Firm

17.B. Consolidated profit and loss account

17.C. Consolidated statement of total recognized gains and losses

17.D. Balance Sheets

17.E. Consolidated cash flow statement

17.F. Accounting policies

17.G. Notes to the financial statements

17.H. Appendix - Reconciliation to US GAAP

17.A. Report of the Independent Registered Public Audit Firm

We have audited the Group and parent company financial statements (the “financial statements”) of Seven Arts Pictures Plc for each of the two years ended March 31st , 2006 and 2007 and the period ended 30th June 2008 which comprise the Group Profit and Loss Account, the Group and Company Balance Sheets, the Group Cash Flow Statement, the Group Statement of Total Recognized Gains and Losses and the related notes. These financial statements have been prepared under the historical cost convention and the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985.  Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985.  We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements.  This other information comprises only the Directors’ Report, the Chief Executive’s Statement and the Corporate Governance Report.  We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies within the financial statements.  Our responsibilities do not extend to any other information.

During the audit of the consolidated financial statements for the fifteen month period ended 30 June 2008 and each of the two years ended 31 March 2007, prior year adjustments were found to be necessary in respect of the year ended 31 March 2006, as explained in the accounting polices note to the consolidated financial statements. As a result of these adjustments, the financial information for the year ended 31 March 2006 has been restated.

Generally Accepted Accounting Principles as adopted by the United Kingdom vary in certain significant respects from U.S. Generally Accepted Accounting Principles. Information relating to the nature and effect of such differences is presented in the appendix to the consolidated financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:
-
the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Group’s and the parent company’s affairs as at 30th June 2008, the 31st March 2007 and the 31st March 2006, and of the group’s profit for the periods then ended;

-	the financial statements have been have been properly prepared in accordance with the Companies Act 1985: and
-	the information given in the Directors’ Report is consistent with the financial statements.

/s/ Robin Stevens

Mazars LLP
Chartered Accountants
Tower Bridge House
St Katharine’s Way
London E1W 1DD

17.B. Consolidated profit and loss account - 17.C. Consolidated statement of total recognized gains and losses
		15 month period ended 30 June 2008	Year ended 31 March 2007	As restated 31 March 2006
	Note	£	£	£

Turnover	2	8,874,197	5,879,289	7,591,367
Cost of sales
Continuing operations:
- Cost of sales		(4,745,295)	(1,052,211)	(4,090,764)
- Amortization of intangible assets		(964,640)	(1,711,509)	(1,964,647)

		(5,709,935)	(2,763,720)	(6,055,411)

Gross profit		3,164,262	3,115,569	1,535,956
Other operating expenses	3	(2,143,985)	(1,218,531)	(989,375)

Operating profit		1,020,277	1,897,038	546,581

Share of operating profit of the associate		1,052,969	-	-
Net interest payable		(316,466)	(354,164)	(73,927)

Profit on ordinary activities
before taxation	5	1,756,780	1,542,874	472,654

Taxation	8	250,000	(575,744)	(355,842)

Retained profit for the period	24	2,006,780	967,130	116,812

Earnings per share in pence	9	8.51	7.18	0.89
Diluted earnings/(loss) per share in
pence	9	4.65	2.59	0.31

Profit for the period		2,006,780	967,130	116,812

Exchange differences on translation
of foreign operations	23	(182,092)	(224,498)	34,958
Total recognized gains relating to
the period		1,824,688	742,632	151,770
Prior year adjustment		-	(503,301)	-

Total gains and losses recognized since
last financial statements		1,824,688	239,331	151,770

17.D. Balance Sheets
			Group			Company
		2008	2007	2006	2008	2007	2006
				As restated			As restated
	Notes	£	£	£	£	£	£
Fixed assets
Intangible assets	10	15,978,459	11,668,310	7,952,513	-	-	-
Tangible assets	11	18,620	15,554	17,076	6,819	-	-
Investments	12, 13, 14	1,852,969	800,000	800,000	4,880,001	5,600,000	5,600,000
		17,850,048	12,483,864	8,769,589	5,606,820	5,600,000	5,600,000
Current assets
Debtors: amounts falling due within
one year	15	136,380,269	6,023,646	6,348,414	2,898,497	-	5,934
Debtors: amounts falling due after
more than one year	15	1,312,692	663,626	581,591	6,611,322	1,537,346	688,385
Cash at bank and in hand		56,942,856	4,748	696,906	585,286	878	43,816

		194,635,817	6,692,020	7,626,911	10,095,105	1,538,224	738,135
Creditors: amounts falling due
within one year	16	(202,212,116)	(8,312,453)	(6,277,618)	(9,272,562)	(79,645)	(65,927)
Net current assets/(liabilities)		(7,576,299)	(1,620,433)	1,349,293	822,543	1,458,579	672,208

Total assets less current liabilities		10,273,749	10,863,431	10,118,882	6,429,363	7,058,579	6,272,208

Creditors: amounts falling due after
more than one year	17	(3,376,224)	(6,307,585)	(7,278,333)	-	-	-
		6,897,525	4,555,846	2,840,549	6,429,363	7,058,579	6,272,208

Capital and reserves
Called up share capital	19	10,150,500	10,017,000	9,592,000	10,150,500	10,017,000	9,592,000
Share premium account	21	2,130,686	1,838,186	65,818	2,130,686	1,838,186	65,818
Share-based payments reserve	20	116,288	25,297	-	116,288	843	-
Convertible debt	22	1,750,000	1,750,000	3,000,000	1,750,000	1,750,000	3,000,000
Profit and loss account	23	(7,249,949)	(9,074,637)	(9,817,269)	(7,718,111)	(6,547,450)	(6,385,610)
Shareholders’ funds	24	6,897,525	4,555,846	2,840,549	6,429,363	7,058,579	6,272,208

Equity		2,147,525	(194,154)	(3,159,451)	1,679,363	2,308,579	272,208
Non-equity		4,750,000	6,000,000	6,000,000	4,750,000	4,750,000	6,000,000

		6,897,525	4,555,846	2,840,549	6,429,363	7,058,579	6,272,208

17.E. Consolidated cash flow statement
		15 Months ended	Year ended 31 March
	Notes	30 June 2008 £	2007 £	As restated 2006 £

Cash flow from operating activities	25a	(56,631,192)	2,322,979	743,514

Returns on investments and servicing of finance	25b	(316,463)	(1,412,885)	(73,927)

Capital expenditure and financial investment	25b	(5,289,014)	(5,781,206)	(2,705,105)

Cash outflow before financing		(62,236,669)	(4,871,112)	(2,035,518)

Financing	25b	119,174,777	4,178,954	2,702,047

Increase/(decrease) in cash in the period		56,938,108	(692,158)	666,529

Reconciliation of net cash flow to movement in net debt
		15 Months ended	Year ended 31 March
		30 June 2008 £	2007 £	As restated 2006 £

Increase/(decrease) in cash in the period		56,938,108	(692,158)	666,529

New loan funding		(121,671,130)	(4,871,161)	(4,828,202)

Loan repayments		2,922,360	692,207	2,126,155

Non-cash changes		-	3,260,481	(279,241)

Movement in net debt in the period		(61,810,662)	(1,610,631)	(2,314,759)

Net debt at beginning of period		(10,283,632)	(8,673,001)	(6,358,242)

Net debt at end of period		(72,094,294)	(10,283,632)	(8,673,001)

17.F. Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis.

Basis of consolidation

The Group financial statements consolidate the financial statements of Seven Arts Pictures Plc and its subsidiary undertakings.  The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

The results and net assets/liabilities of the associate are accounted for using the equity method, whereby the investment is initially recorded at cost and, thereafter, is adjusted for the post-acquisition change in the investor’s share of net assets/liabilities.  The profit and loss reflects the investor’s share of the results of the operations of the associate.

No parent Company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit for the period attributable to the shareholders of Seven Arts Pictures Plc, a loss of £1,146,207 (2007: £186,294. 2006: £143,789) has been included within the financial statements of the Company.

Share based payments

The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with FRS 20. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

License fee revenue is recognized as and when the film in question is delivered to the respective territories.  However, where an advance is paid upon the signing of an agreement, and this is non-refundable, it is recognized upon the signing of the agreement.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalized in the period in which it arises.

In the opinion of the directors, the useful economic life of the purchased goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortized and is, instead, subject to an annual impairment review.

Goodwill is impaired should its recoverable amount fall below its carrying value. Its recoverable amount is defined as being the higher of its net realizable and value in use.  There is considered to be one income-generating unit within the group and the value in use is calculated for this income-generating unit as a whole. Should any impairment be judged to be required in respect of  the value of the business as a whole, this impairment would be allocated to goodwill in the first instance.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortized over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible fixed assets

Film investments comprise production costs, including financing costs and legal fees and development expenditure relating to films which are either in the process of being produced, or have been completed and are being exploited.

The film production costs are capitalized, as intangible fixed assets in accordance with SSAP 13, where the directors are of the opinion that there is reasonable certainty that the film will be completed and that the aggregate of  production costs to date, any further production costs, and related production, selling and administration costs is expected to be exceeded by related future sales or other revenues.

Film production costs are amortized on an individual film basis in the proportion that income for the accounting period bears to the directors’ forecast of total income to be received. If at any point in time the unamortized film costs exceeds anticipated future revenue streams, a provision for impairment is made.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment straight line over 5 years.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.   All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily in US dollars and therefore it chooses to maintain all its accounting records in US dollars. However, since the reporting currency of the group is in sterling, the subsidiary undertaking’s financial statements have been translated to sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.

This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.

All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalized

Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets. Interest is only capitalized whilst production is in progress thereafter interest charged is expensed to the profit and loss account.

Financial instruments

When appropriate, the Group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Prior year adjustment

A prior year adjustment has been found to be necessary in respect of the year ended 31st March 2006 to correct the following fundamental errors that existed:

Revenue of £1,424,112 and related cost of sales of £920,811 associated with three films has been derecognized since they had been recognized in error. The net effect of this has been to reduce gross profits for the year ended 31st March
2006 by £503,301.

The overall effect of this prior year adjustment has been to reduce the retained profit for the year ended 31st March 2006 by £503,301 and to reduce the shareholders’ funds by £503,301.

Following the identification of these required adjustments, the Group have employed a full-time, UK-based Finance Director with industry specific accounting knowledge, as well as a full-time UK-based bookkeeper, as well as implementing appropriate controls and procedures.

17.G. Notes to the financial statements

17.G.1. Basis of preparation

These financial statements have been prepared on the going concern basis.

17.G.2.	Turnover and loss on ordinary activities before taxation

Sales were made within the following geographical markets:

	2008 £	2007 £	As restated 2006 £
Continuing operations:

Europe	5,824,436	3,372,197	2,249,769
North America	1,852,010	1,134,054	1,821,061
South America	562,575	235,106	314,446
Africa and Middle East	152,666	865,668	224,098
Asia	442,830	118,152	1,597,596
Australia	39,680	154,112	1,384,397
	8,874,197	5,879,289	7,591,367

The profit before taxation for the period relates to the above geographical markets in the same proportion as does turnover.  All of the net assets of the Group are considered to relate to the above geographical markets in the sane proportion as turnover does.  The share of operating results of the associate and the share of its net assets are considered to be spread across the above geographical markets in the same proportions as the results of the rest of the group.

Segmental Analysis

	2008 £	2007 £	As restated 2006 £

Film production and distribution	6,671,576	5,879,289	7,591,367
Loan financing facilities	2,202,621	-	-
	8,874,197	5,879,289	7,591,367

17.G.3.	Other operating expenses

	2008 £	2007 £	As restated 2006 £

Administration expenses	2,143,985	1,218,531	989,375

17.G.4. Net interest payable

	2008 £	2007 £	As restated 2006 £

Loan interest payable	343,898	388,021	75,249
Bank interest receivable	(27,432)	(33,857)	(1,322)

Net interest payable	316,466	354,164	73,927

17.G.5.	Profit on ordinary activities before taxation

	2008 £	2007 £	As restated 2006 £
Profit on ordinary activities before taxation is stated after charging/(crediting):
Depreciation of tangible fixed assets	11,158	6,488	6,054
Amortization of intangible fixed assets	964,641	1,711,509	1,964,647
Finance costs incurred on bank and other production loans	-	388,021	75,249
Auditors’ remuneration for audit services	70,000	65,000	45,000
Auditors’ remuneration for auditing accounts of associates of the Company pursuant to legislation	30,785	-	-
Auditors’ remuneration for non-audit services	146,226	7,000	5,000
Auditors’ remuneration for non-audit services – corporate finance	-	10,000	-
Share based expense	90,991	25,297	-
(Profit)/loss on foreign exchange transactions	(2,786)	(28,330)	(71,843)
Exceptional item – profit on the settlement of the Apollo loan	-	(912,715)	-
Exceptional item – loans written back as no longer payable	-	(1,282,522)	-

The exceptional item related to the settlement of the Apollo loan in the year ended 31 March 2007 arises from a loan made by Apollo Media to Seven Arts Filmed Entertainment Limited.

The next exceptional item related to the write back of loans from equity investments made in two films, Stander and Pool Hall Prophets, which are now no longer considered to be payable since the films are not expected to generate enough cash for Seven Arts Filmed Entertainment Limited to have any liability to the parties who made these investments.

17.G.6.	Employees

	2008 No.	2007 No.	2006 No.

The average monthly number of persons (including executive directors) employed by the group during the period was:

Office and management	14	10	10

Staff costs for the above persons:

Wages and salaries	1,132,576	387,780	390,780
Social security costs	23,536	3,315	5,104

	1,156,112	391,095	395,884

17.G.7.	Directors’ remuneration

	2008 £	2007 £	As restated 2006 £

Emoluments	1,057,749	281,404	306,714

Emoluments disclosed above include the following amounts paid to the highest paid director:
Emoluments	562,500	262,274	291,133

17.G.8. Taxation

	2008 £	2007 £	As restated 2006 £

Current tax charge
Charge for the period	-	250,000	-
Adjustments to tax charge in respect of previous periods	(250,000)	-	-

Deferred tax charge	-	325,744	355,842
	(250,000)	575,744	355,842

Factors affecting tax charge for the year:

Profit on ordinary activities before taxation	1,756,780	1,542,874	472,654

Profit on ordinary activities before tax multiplied by the standard rate of UK corporation tax of 29.6(2007: 30%)	519,988	462,862	141,796
Effects of:
Non deductible expenses	20,945	20,497	20,664
Non taxable income	(101,925)	-	-
Depreciation and amortization	427,487	515,399	1,816
Capital allowances	(444)	(482,953)	(2,165)
Tax losses carried forward	691,504	-	43,136
Tax losses utilized	-	(265,805)	(204,851)
Film tax profit adjustment	(1,254,882)	-	-
Adjustments to tax charge in respect of previous periods	(250,000)	-	-
Reconciling amount – Seven Arts Pictures Louisiana LLC	(311,679)	-	-
Group relief surrendered	4,750	-	-
Rate difference	(4,744)	-	-
Effect of 0% band	-	-	(396)

Current tax (charge)/credit	(250,000)	250,000	-

The Group has revenue losses of approximately £1,941,000 (2007: £239,000; 2006: £96,000) to carry forward against future profits.

The Group has capital losses of approximately £3,434,000 (2007: £3,434,000, 2006: £3,434,000) to carry forward against capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the Group as there is insufficient evidence that the asset will be able to be recovered.  Assuming a Corporation Tax rate of 28% (2007: 30%) the amount of the asset not recognized is approximately £1,505,000 (2007: £1,102,000; 2006: £1,102,000).  This asset would only be able to be recovered is the Company itself were to make sufficient profits

17.G.9. Earnings per share

The basic and diluted earnings per share figures are calculated using the following profit for the periods:

	2008 £	2007 £	As restated 2006 £

Group profit	2,006,780	967,130	116,812

The basic earnings per ordinary share are calculated based on the weighted average number of shares in issue of  23,575,579 (2007: 13,474,411; 2006: 13,184,000).  The weighted average number of shares in issue is calculated by time-apportioning the shares in issue during the period.

The diluted earnings per ordinary share are calculated based on the weighted average number of shares in issue plus the weighted average number of potential ordinary shares, as follows:

	2008 No.	2007 No.	As restated 2006 No.

Weighted average number of ordinary shares for the purposes of basic earnings per share	23,575,579	13,474,411	13,184,000

Effect of dilutive potential ordinary shares:
- convertible preference shares	12,000,000	12,000,000	12,000,000
- convertible debt	7,000,000	11,767,671	12,000,000
- share options	589,036	28,493	-

Weighted average number of ordinary shares for the purposes of diluted earnings per share	43,164,615	37,270,575	37,184,000

17.G.10.	Intangible fixed assets

Group	Goodwill £	Film assets £	Total £
Cost
1 April 2005 (as restated)	4,606,001	7,176,661	11,782,662
Exchange differences	411,581	641,290	1,052,871
Additions	-	2,698,951	2,698,951

1 April 2006 (as restated)	5,017,582	10,516,902	15,534,484
Exchange differences	(580,193)	(1,216,085)	(1,796,278)
Additions	-	6,298,874	6,298,874

1 April 2007	4,437,389	15,599,691	20,037,080
Exchange differences	(85,642)	(110,769)	(196,411)
Additions	-	5,273,085	5,273,085
30 June 2008	4,351,747	20,762,007	25,113,754

Amortization and impairment
1 April 2005 (as restated)	1,850,072	3,306,475	5,156,547
Exchange differences	165,318	295,459	460,777
Charge for the year	-	1,964,647	1,964,647

1 April 2006 (as restated)	2,015,390	5,566,581	7,581,971
Exchange differences	(233,043)	(691,667)	(924,710)
Charge for the year	-	1,711,509	1,711,509

1 April 2007	1,782,347	6,586,423	8,368,770
Exchange differences	(34,399)	(163,717)	(198,116)
Charge for the period	-	964,641	964,641
30 June 2008	1,747,948	7,387,347	9,135,295

Net book value
30 June 2008	2,603,799	13,374,660	15,978,459

31 March 2007	2,655,042	9,013,268	11,668,310

31 March 2006 (as restated)	3,002,192	4,950,321	7,952,513

Included within the cost of film assets is an amount of £2,637,506 (2007: £770,082; 2006: £245,473) relating to capitalized finance costs incurred as a result of obtaining bank and other production loans (notes 16 and 17).  The finance costs associated with these loans are capitalized to the extent that the loans are used to fund film production and are capitalized up to the date of that the film is complete and able to be delivered.

17.G.11.	Tangible fixed assets

Group	Fixtures, fittings and equipment £
Cost
1 April 2005	20,818
Exchange differences	1,860
Additions	6,154

1 April 2006	28,832
Exchange differences	(3,334)
Additions	6,941

1 April 2007	32,439
Exchange differences	(626)
Additions	14,524

30 June 2007	46,337

Depreciation
1 April 2005	5,234
Exchange differences	468
Charge for the year	6,054

1 April 2006	11,756
Exchange differences	(1,359)
Charge for the year	6,488

1 April 2007	16,885
Exchange differences	(326)
Charge for the period	11,158

30 June 2008	27,717
Net book value
30 June 2008	18,620

31 March 2007	15,554

31 March 2006	17,076

17.G.12.	Investments in group undertakings

Company	Shares in subsidiary undertakings £
Cost and net book value
1-Apr-07	4,800,000
Additions	1
30-Jun-08	4,800,001

The Company’s subsidiary undertakings, all of which have been consolidated within these financial statements from the date of their acquisition, are as follows:

Name of undertaking	Principal activity	Interest inordinary share capital at 30 June 2008

Seven Arts Filmed Entertainment Limited	Production and licensing of motion pictures	100%
Seven Arts Filmed Entertainment (UK) Limited	The provision of a library of completed motion pictures for distribution and to deliver commissioned motion pictures	100%
Cinematic Finance Limited	Provision of loan financing facilities	100%

Seven Arts Filmed Entertainment (UK) Limited and Cinematic Finance Limited are both new subsidiary undertakings that were incorporated during the period.

The interest in Seven Arts Filmed Entertainment (UK) Limited is held via Seven Arts Filmed Entertainment Limited.

17.G.13.	Investment in associates

GROUP	2008 £	2007 £	As restated 2006 £

Investment in associates	1,052,969	-	-

Cost
Group’s share of post acquisition reserves

1 April 2007	-	-	-
Share of retained results for the period	1,052,969	-	-

At 30 June 2008	1,052,969	-	-

The Company’s associates, all of which have been consolidated within these financial statements are, as follows:

Name of undertaking	Principal activity Country of incorporation
Seven Arts Pictures Louisiana LLC                             Production and licensing of motion pictures                        USA

Seven Arts Pictures Louisiana LLC ("SAPL") is 70% owned by Seven Arts Pictures Inc, which is an entity that is owned in the majority by Peter Hoffman and his wife Susan Hoffman.  Seven Arts Pictures Inc is however entitled to 100% of both profits and distributions of SAPL by virtue of owning 100% of the paid-up share capital. Neither the Company nor its subsidiary undertakings own any of the issued share capital of SAPL or have a participating interest in its capital or any enforceable entitlement to make decisions in relation to the operation of SAPL.  However, the directors consider that it is appropriate to account for the Company’s interest in SAPL as if it were an associate of the Group on the basis that the Group has an interest in SAPL which is akin to a participating interest in that entity and is able to exercise a significant influence over its operating and financial policies.

£

Share of turnover of associate	1,052,969
Share of assets

- fixed assets	-
- current assets	1,052,969
1,052,969

Shares of liabilities

- due within one year	-
- due after more than one year	-
-

17.G.14.	Investments – Other

Company and Group	Unlisted investments £
Cost
31 March 2007 and 30 June 2008	1,600,000
Provision for diminution in value
31 March 2007 and 30 June 2008	(800,000)
Net book value
30 June 2008	800,000

31 March 2007	800,000

17.G.15.	Debtors

	Group			Company
Amounts falling due within one year:	2008 £	2007 £	As restated 2008 £	2008 £	2007 £	As restated 2006 £

Trade debtors	129,130,496	5,286,458	5,407,165	-	-	-
Other debtors	2,782,439	-	261,325	2,782,439	-	3,851
Prepayments and accrued income	4,467,334	737,188	354,180	116,058	-	2,083

	136,380,269	6,023,646	6,348,414	2,898,497	-	5,934
Amounts falling due after more than one year:

Amounts due from other debtors	1,219,662	-	-	-	-	-
Amounts due from parent undertaking	-	663,626	581,591	-	659,847	-
Amounts due from subsidiary undertakings	-	-	-	6,611,322	877,499	688,385
Prepayments and accrued income	93,030	-	-	-	-	-
	1,312,692	663,626	581,591	6,611,322	1,537,346	688,385

The amount shown as due from the parent undertaking in 2007 relates to an amount due by Seven Arts Pictures Inc. This has been reclassified to other debtors in the current period to reflect the fact that at 30 June 2008 Seven Arts Pictures Inc is no longer the parent undertaking. This is covered in more detail in note 28.

Included in trade debtors are loans made by Cinematic Finance Limited to third parties equal in value to £115,258,375 these loans are secured over the shares of the companies in which the persons to whom the loans have been made have invested.

Also included within debtors is 3,500,000 (2007: 3,500,000) of the ordinary shares of £0.05 each in issue at 30 June 2008 were not paid up.  The £175,000 due is shown as a debtor with Seven Arts Pictures Inc.

17.G.16.	Creditors: amounts falling due within one year

	Group			Company
	2008 £	2007 £	As restated 2006 £	2008 £	2007 £	As restated 2006 £

Bank and other production loans	125,660,925	3,989,795	2,091,574	-	-	-
Bank overdraft	15,351	-	-	-	-	-
Trade creditors	1,236,155	3,483,966	3,897,284	247,354	42,530	35,649
Other taxation and social security	11,661,388	11,741	1,721	16,454	1,296	1,721
Corporation tax	-	250,000	-	-	-	-
Other creditors	873,309	1,069	1,657	8,946,254	1,069	1,657
Accruals and deferred income	62,764,988	575,882	285,382	62,500	34,750	26,900
	202,212,116	8,312,453	6,277,168	9,272,562	79,645	65,927

Security for the bank loan taken out by Cinematic Finance Limited, which amounted to the loan principal of £113,055,755 and accrued interest payable of £1,851,195 as at 30 June 2008, has been provided by its fellow subsidiary undertaking, Seven Arts Filmed Entertainment (UK) Limited. Further information on this has been given within note 26.

Certain of the production loans, totaling £2,183,725 (2007: £662,687) are secured on certain rights pertaining to the assets to which the loans relate.

A loan of £4,150,000 (2007: £4,390,359) from Seven Arts Future Flows I LLC, a subsidiary of Seven Arts Pictures Inc, has been secured by a pledge of Seven Arts Filmed Entertainment Limited’s copyright or distribution rights in certain designated pictures for the period of the loan. Seven Arts Future Flows I LLC, in turn, has secured a loan from Arrowhead Target Fund Limited by pledging on the Company’s copyright or distribution rights over these designated pictures.

The original loan of $6.5m taken out from Cheyne Speciality Finance Fund LLP was repaid during April 2008 leaving a balance of £500,000 due to Arrowhead Target Fund Limited.  The balance of the loan is secured on all the income from the two films delivered by Seven Arts Film Entertainment Limited, being Deal and Noise, Pool Hall Prophets and further first priority security  provided over the following assets and property:

•	right, title and interest in distribution fees in connection with the films Boo, Broken and Mirror Wars
•	the Company’s film library subject and subordinate to the existing lien thereon in favor of Arrowhead Target
•	all of the Company’s right, title and interest in and to any film, scenario or screenplay upon which a film is based
•	8,100,000 shares in the Company owned by Seven Arts Pictures Inc

Bank and other guarantees given by the Group in favor of Advantage Capital Community Development Fund LLC  amounted to £1,850,000 (2007: £ Nil).  A charge in favor of Palm Finance Corporation was lodged at Companies House in January 2008, by the Group to cover loans in relation to the film Nine Miles Down, American Summer and Autopsy.

17.G.17. Creditors: amounts falling due after more than one year

	Group			Company
	2008 £	2007 £	As restated 2006 £	2008 £	2007 £	As restated 2006 £

Bank and other production loans	3,376,224	6,307,585	7,278,333	-	-	-

Loan maturity analysis
In more than 1 year but not more than 2 years	-	-	-	-	-	-
In more than 2 years, but not more than 5 years	3,376,224	6,307,585	7,278,333	-	-	-

17.G.18.Derivatives and other financial instruments

Financial instruments

The Group’s financial instruments comprise cash balances, items such as trade debtors and trade creditors that arise directly from its operations, convertible loan notes, convertible redeemable preference shares and loans taken out from banks and other third parties.  Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term debtors and creditors have been excluded from these disclosures.

The Group relies on loans taken out from banks and other third parties to fund its investment in the production of motion pictures and to minimize the liquidity risk that it faces. The strategy in relation to these loans is to minimize the interest rate and to maximize the repayment terms.  The reliance on loans to provide finance is clear from the significant balances included within creditors at the period end and the extent to which favorable terms of these loans is able to be achieved is indicated in the disclosures below.

The main risks arising from the group’s financial instruments are foreign currency risk, interest rate risk, liquidity risk, credit risk and price risk.

Foreign currency risk

The Group receives distribution income from overseas, normally in US Dollars. Consequently, its trade debtors are largely denominated in US Dollars. It also maintains a significant part of its cash in US Dollars.  The group’s exposure to exchange rate fluctuations is currently deemed to be low, since the majority of its liabilities are also denominated in US Dollars. Therefore, there is no policy to hedge against this risk.

An analysis of the monetary assets of the group showing the amount denominated in each currency is, as follows:
	Denominated in Sterling £	Denominated in US Dollars £	Total £

Trade debtors	124,008,517	5,121,979	129,130,496
Other debtors	2,782,439	1,219,662	4,002,101
Prepayments and accrued income	4,014,516	545,848	4,560,364
Bank and other production loans	(114,906,950)	(14,145,550)	(129,052,500)
Bank and other
Trade creditors	(247,354)	(988,801)	(1,236,155)
Other taxation and social security	(11,661,388)	-	(11,661,388)
Other creditors	(1,969)	(871,340)	(873,309)
Accruals and deferred income	(58,063,984)	(4,701,004)	(62,764,988)

	(54,076,173)	(13,819,206)	(67,895,379)

Interest rate risk

The Group currently funds its operations from funds raised from the PLUS Market and the OTC Bulletin Board, as well as using cash retained from its operations and loans that are repayable as and when specific films generate revenue or in accordance with specific repayment terms.  Some of these loans do carry an interest charge and an analysis of the extent to which these loans carry an interest charge has been disclosed below.  The directors regard the interest rate risk as low, since these loans that carry an interest charge are largely fixed interest charges.  However, the level of interest rate risk is monitored by way of the directors considering the interest terms of any new loans before they are taken out.

Liquidity risk

The directors monitor liquidity risk regularly by way of preparing cash flow forecasts and ensuring that adequate loan facilities are in place prior to the production of films commencing.

Credit risk

The Group has a large number of customers, being distributors situated all over the world. Some of these customers are large and well-known companies whom are not generally regarded as presenting a credit risk.  However, some of the smaller customers are considered to be a potential credit risk and the group manages this as much as possible by way of maintaining regular contact with the customers who owe it money.

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a director prior to the purchase order being placed.

The production loans and bank loans fall due in less than one year have been included as part of the financial liabilities.  The total financial liabilities (being bank and other production loans) were £129,037,150 (2007: £10,288,380) and their fair value was the same as the carrying value.  These amounts are all denominated in US Dollars, apart from the bank loan of £114,906,950 which is denominated in Sterling.

The analysis of financial liabilities is, as follows:

	2008 £	2007 £	2006 £

Fixed rate - production loans	10,103,976	8,227,202	4,514,542
Interest free - production loans	4,026,224	2,061,178	3,977,860
Fixed rate – bank loan	114,906,950	-
Floating rate	-	-	877,505
	129,037,150	10,288,380	9,369,907

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans is 16.1% (2007: 16.4%; 2006: 15%), and the weighted average period is 161 days; (2007: 296)

The liabilities on which no interest is paid are all loans made to fund the production of motion pictures that are to be repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans will be repayable, therefore, depends on the performance of each motion picture and cannot be defined.

The financial assets of the group are cash balances held on deposit with banks, of which £2,654 is denominated in US Dollars and £56,940,202 is denominated in Sterling.  These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.

The fair value of all the financial assets and liabilities of the Group are considered to be equivalent to their stated value.

17.G.19. Share capital

	2008	2007	2006
Authorized	£	£	£
6,000,000 (2007: 6,000,00,; 2006:6,000,000) £1 convertible, redeemable preference shares	6,000,000	6,000,000	6,000,000
513,184,000 (2007: 513,184,000; 2006: 25,184,0000 ) ordinary shares of £0.05 (2007 and 2006: £0.05) each	25,659,200	25,659,200	12,592,000
13,184,000 (2007: 13,184,000; 2006: nil) deferred shares of £0.45 each	5,932,800	5,932,800	-
	37,592,000	37,592,000	18,592,000

	2008	2007	2006
Allotted and called up	£	£	£
3,000,000 (2007 and 2006: 3,000,000) £1 convertible, redeemable preference shares	3,000,000	3,000,000	3,000,000
24,354,000 (2007:21,684,000; 2006: 13,184,000) ordinary shares of £0.05 (2007: £0.05, 2006: £0.05) each	1,217,700	1,084,200	6,592,000
13,184,000 (2007: 13,184,000; 2006: nil) deferred shares of £0.45 each	5,932,800	5,932,800	-
	10,150,500	10,017,000	9,592,000
3,500,000 (2007: 3,500,000) of the ordinary shares of £0.05 each in issue at 30 June 2008 were not paid up.

The terms attached to the convertible redeemable preference shares are:
•	The holders are not entitled to any dividends;
•	Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares;
•	Holders are entitled to convert each preference share into ordinary shares on a basis given in the subscription agreement; and
•	Holders may only redeem their shareholding if the Company is found to be in default of certain events, as defined in the subscription agreement.

The terms attached to the deferred shares are:
•	The holders of the deferred shares shall not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting.
•	The holders are not entitled to receive any dividend or other distribution.
•
On a return of capital on a winding-up, each holder of a deferred share shall be entitled to receive a sum equal to the nominal capital paid up or credited as paid up thereon but only after the holders of ordinary shares have received the aggregate amount paid up thereon plus £l million per ordinary share and the holders of the deferred shares shall not be entitled to any further participation in the assets or profits of the Company.

•
The Company shall have irrevocable authority to appoint any person to execute on behalf of the holders of the deferred shares a transfer/cancellation of the deferred shares and/or an agreement to transfer/cancel the same, without making any payment to the holders of the deferred shares to such person or persons as the Company may determine as custodian thereof and pending such transfer and/or cancellation and/or purchase, to retain the certificate for such shares.

•
The Company may, at its option and subject to compliance with the provisions of the Companies Acts, at any time purchase all or any of the deferred shares then in issue, at a price not exceeding one penny for all the deferred shares so purchased or may cancel such shares by way of reduction of capital for no consideration;

•	The Company shall not be required to issue any certificates or other documents of title in respect of the deferred shares; and
•
The deferred shares may at any time be cancelled for no consideration by means of a reduction of capital effected in accordance with the Companies Act without sanction on the part of the holders of the deferred shares.

On 29 June 2007, 170,000 ordinary shares of £0.05 each were issued to Unique Fidelity Engineering Limited for cash consideration of £51,000. On 10 August 2007, 2,500,000 ordinary shares of £0.05 each were issued to Unique Fidelity Engineering Limited for consideration of £375,000 which was satisfied by the issue of 300,000 shares in US Dry Cleaning Inc. Seven Arts Pictures Plc subsequently sold these shares in US Dry Cleaning Inc and received cash consideration of less than £375,000. Unique Fidelity Engineering Limited have, however, agreed to make good the difference between £375,000 and the amount for which the US Dry Cleaning Inc shares were sold for and a debtor of $500,000 is included within other debtors at the period end in respect of this.

17.G.20. Share based payments

On 22 January 2008 the Company issued 250,000 share options from its Unapproved Share Option Scheme.  These options were granted to Blue Rider Finance and Robert Oppenheim.  They may be exercized between 22 January 2008 to 22 January 2011.  The options have an exercise price of 15.0p.

Management has estimated the fair value of these options to be 3.66p per option.  The value of these options was determined using the Black-Scholes pricing model with assumptions of the risk-free rate of 5%, dividend yield of  0%, a share value at time of granting of 15p and volatility of 26%.  Expected volatility was determined at the date of grant based on the directors' estimates of volatility of similar stocks of companies whose shares have a recognized market.  A charge of £9,162 was recorded in the consolidated profit and loss account for the period ended 30 June 2008.

On 1 February 2008, the Company issued 800,000 options from its Unapproved Share Option Scheme.  These options were granted to Trafalgar Capital Specialized Investment Fund to secure a loan.  They may be exercised from 1 June 2008 and they expire on the fifth anniversary of the date of issue.  These options have an exercise price of 19.5p.

Management has estimated the fair value of these options to be 6.47p per option.  The value of these options was determined using the Black-Scholes pricing model with assumptions of the risk-free rate of 5%, dividend yield of  0%, a share value at time of granting of 19.50p and volatility of 26%.  Expected volatility was determined at the date of grant based on the directors' estimates of volatility of similar stocks of companies whose shares have a recognized market. A charge of £51,777 was recorded in the consolidated profit and loss account for the period ended 30 June 2008.

On 1 June 2008, the Company issued 600,000 options from its Unapproved Share Option Scheme.  These options were granted to a director of the Company and an associate.  They may be exercized from 1 June 2008 and they expire on the third anniversary of the date of issue.  These options have an exercise price of 20.5p. In addition, on 31 January 2008, the Company issued warrants in relation to 800,000 ordinary shares to a lender, which have an exercise price of 19.5p and which are exercisable any time between 31 January 2008 and 31 January 2013.

Management has estimated the fair value of these options to be 5.01p per option.  The value of these options was determined using the Black-Scholes pricing model with assumptions of the risk-free rate of 5%, dividend yield of  0%, a share value at time of granting of 20.50p and volatility of 26%.  Expected volatility was determined at the date of grant based on the directors' estimates of volatility of similar stocks of companies whose shares have a recognized market.  A charge of £30,052 was recorded in the consolidated profit and loss account for the period ended 30 June 2008.

The weighted average exercise price of the share options outstanding at the 1 April 2007 is 29.5p.  The weighted average exercise price of the share options and warrants outstanding and exercizable at 30 June 2008 is 20.30p and the weighted average exercise period of these options and warrants is 36 months.

17.G.21. Share premium

Group and Company	2008 £	2007 £	2006 £

1 April	1,838,186	65,818	65,818
Conversion of £1,250,000 of convertible loans to 5,000,000 ordinary shares of £0.05 each	-	1,000,000	-
Issue of 3,500,000 shares in settlement of the Apollo loan		772,368	-
Premium arising on issue of 2,500,000 ordinary shares of £0.10 each	250,000	-	-
Premium arising on issue of 170,000 ordinary shares of £0.25 each	42,500	-	-
30 June 2008	2,130,686	1,838,186	65,818

17.G.22. Convertible debt

Group and Company	2008 £	2007 £	2006 £

Convertible loans	1,750,000	1,750,000	-

The terms attached to the convertible loans are:

•	The holders are not entitled to any interest;
•	Holders are entitled to a share in the distribution of the assets on winding up in preference to holders of the ordinary shares:
•	Holders are entitled to convert each unit of debt into ordinary shares on a basis given in the subscription agreement; and
•	Holders may only redeem their debt if the Company is found to be in default of certain events, as defined in the subscription agreement.

On 15th March 2007, £1,250,000 of the convertible loans were converted under the terms of the subscriptionagreement to 5,000,000 ordinary shares of £0.05 each.

17.G.23. Profit and loss account
	Group £	Company £

Balance at 1 April 2005 as restated	(9,969,039)	(6,241,821)
Profit/(loss) for the financial year	620,113	(143,789)
Exchange differences on translation of foreign operations	34,958	-
1 April 2006 as previously reported	(9,313,968)	(6,385,610)
Prior year adjustment	(503,301)	-
Balance at 1 April 2006 as restated	(9,817,269)	(6,385,610)
Profit/(loss) for the financial year	967,130	(186,294)
Exchange differences on translation of foreign operations	(224,498)	-

1 April 2007	(9,074,637)	(6,571,904)
Profit/(loss) for the period	2,006,780	(1,146,207)
Exchange differences on translation of foreign operations	-	(182,092)
30 June 2008	(7,249,949)	(7,718,111)

17.G.24.Reconciliation of movement in shareholder’s funds
Group	2008	2007	2006
	£	£	£

Profit for the period	2,006,780	967,130	116,812
Nominal value of new share capital subscribed	133,500	425,000	-
Nominal value of convertible debt issued	-	(1,250,000)	-
Increase in the share premium reserve	292,500	1,772,368	-
Increase in share based transactions reserve	90,991	25,297	-
Exchange differences on translation of foreign operations	(182,092)	(224,498)	34,958
Net increase in shareholders’ funds	2,341,679	1,715,297	151,770
Opening shareholders’ funds	4,555,846	2,840,549	2,688,779
Closing shareholders’ funds	6,897,525	4,555,846	2,840,549

Company

Loss for the period	(1,146,207)	(186,294)	(143,789)
Nominal value of new share capital subscribed	133,500	425,000	-
Nominal value of convertible debt issued	-	(1,250,000)	-
Increase in the share premium reserve	292,500	1,772,368	-
Increase in share based transactions reserve	90,991	25,297	-
Net increase in shareholders’ funds	(629,216)	786,371	(143,789)
Opening shareholders’ funds	7,058,579	6,272,208	6,415,997
Closing shareholders’ funds	6,429,363	7,058,579	6,272,208

17.G.25. Cash flows

a.	Reconciliation of operating profit to net cash flow from operating activities:
	2008	2007	2006
	£	£	£
Operating profit	1,020,277	1,897,038	546,581
Share of associate income after tax	1,052,969	-	-
Increase in investments	(1,052,969)	-	-
Depreciation	11,158	6,488	6,054
Amortization	964,641	1,711,509	1,964,647
Decrease/(increase) in debtors	(131,005,689)	433,557	(5,263,892)
Increase in creditors	72,219,527	444,327	3,490,124
Share based payments	90,991	25,297	-
Loans written back to the profit and loss account	-	(2,195,237)	-
Tax and foreign exchange	67,903	-	-

Net cash flow from operating activities	(56,631,192)	2,322,979	743,514

b.	Analysis of cash flows for headings netted in the cash flow:
	2008	2007	2006
	£	£	£
Returns on investments and servicing of finance
Interest receivable	27,435	33,857	1,322
Interest payable	(343,898)	(1,446,742)	(75,249)

Net cash outflow from returns on investments and
servicing of finance	(316,463)	(1,412,885)	(73,927)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(15,929)	(6,941)	(5,154)
Additions to intangibles	(5,273,085)	(5,774,265)	(2,698,951)

Net cash outflow from capital expenditure and
financial investment	(5,289,014)	(5,781,206)	(2,705,105)

Financing
New loans	(121,671,130)	4,871,161	4,828,202
Repayment of borrowings	2,922,353	(692,207)	(2,126,155)
Share capital	(133,500)	-	-
Repayment of borrowings	(292,500)	-	-

Net cash inflow from financing	119,174,777	4,178,954	2,702,047

c.	Reconciliation of movement in net debt:
	At 1 April 2007	Cash Flow	Other non-cash changes	At 30 June 2008
	£	£	£	£

Cash at bank and in hand	4,748	56,938,108	-	56,942,856

Total	4,748	56,938,108	-	56,942,856

Debt due in less than one year	(3,989,795)	(121,671,130)	-	(125,660,925)
Debt due in more than one year	(6,298,585)	2,922,360	-	(3,376,225)

Net debt	(10,283,632)	(61,810,662)	-	(72,094,294)

17.G.26. Related party transactions

Upon acquisition of control of the Company by Seven Arts Pictures Inc in September 2004, Seven Arts Pictures Plc entered into an agreement with Seven Arts Pictures Inc under which Seven Arts Pictures Inc provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc to the Company for the direct costs thereof.

Seven Arts Pictures Inc is a related party by virtue of it being majority owned by Peter Hoffman and his wife Susan Hoffman.

Pursuant to an intercompany agreement, Seven Arts Pictures Inc also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures Plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr Hoffman’s salary and the direct third party costs of the Los Angeles office, all of which are reflected in the financial statements of Seven Arts Filmed Entertainment Limited. These other services are any reasonable requests of the management of the Company including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Company’s business. Seven Arts Pictures Inc has, from time to time, made non-interest bearing advances to the Company and Seven Arts Filmed Entertainment Limited, when the Company has not been able to collect amounts due from third party debtors in time to meet payments required to creditors.  Any such advances that have been made by Seven Arts Pictures Inc have been made solely for working capital purposes.

A loan of £4,424,651 was taken out by Seven Arts Filmed Entertainment Limited during the year ended 31 March 2006 from Seven Arts Future Flow LLC a Delaware Limited Liability Corporation that is owned by Seven Arts Pictures Inc, the parent undertaking of Seven Arts Pictures Plc.  The rate of interest that applies to this loan is 15% and the amount of interest payable in respect of the period was £677,729 (2007: £634,752).  The balance that was due at the period end was the original loan principal of £4,150,000 (2007: £4,231,671) plus interest of £ Nil (2007: £158,688).

During the year ended 31 March 2007, Seven Arts Pictures Inc took over the liability of a loan from Apollo Media GmbH to Seven Arts Filmed Entertainment Limited for $2,500,000 by the pledge of 3,500,000 new shares issued to them by Seven Arts Pictures Plc. Seven Arts Pictures Inc further guaranteed that any shares in excess of 2,000,000 needed by Apollo Media GmbH to settle their debt at the point of sale of the shares will be met by Seven Arts Pictures Inc.  The remaining balance of shares will be sold in the future and the proceeds remitted back to Seven Arts Pictures Plc.

    8,100,000 shares in Seven Arts Pictures Plc owned by Seven Arts Pictures Inc have been used as security for a loan that was taken out (see note 16).

The Company and its affiliate Seven Arts Pictures Louisiana LLC entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of June 30, 2008

During the period, the subsidiary undertaking Seven Arts Filmed Entertainment (UK) Limited has provided the balance held in its bank account as security for a loan taken out by its fellow subsidiary undertaking, Cinematic Finance Limited. In addition, letters of credit held by the Company in relation to amounts owed to it by its customers under the terms of various commissioning agreements and distribution and acquisition agreements have also been provided as security for the loan taken out by Cinematic Finance Limited. The total value of the security provided at 30 June 2008 was £113,055,755.  This security is pursuant to a revolving line of credit that Cinematic Finance Limited has with Alliance and Leicester Corporate Finance Limited to provide financing for the Group.

As at 30 June 2008, a net amount of £866,318 (2007: £389,254) was owed to the Group by Seven Arts Pictures Inc. This amount includes £847,347 (2007: £659,847) related to the settlement of the Apollo loan.

As at 30 June 2008, an amount of £871,344 (2007: £nil) was owed to Seven Arts Louisiana LLC, an associate company owned by Seven Arts Pictures Inc.  This balance has arisen due to the group having provided start-up funding to the entity.

As at 30 June 2008, an amount of £1,738,689 (2007: £nil) was owed to Seven Arts Pictures Plc by Gone to Hell Limited a Company that is owned by Kate Hoffman.

In the period The Watley Group provided consultancy services to Seven Arts Pictures Plc to date no costs have been incurred.  The Watley Group is controlled by John Bryan whose father Anthony Bryan was a Director of Seven Arts Pictures Plc.

17.G.27.	Contingent liabilities

Seven Arts Pictures Plc and Seven Arts Pictures Inc are currently jointly in litigation with Fireworks Entertainment Inc and CanWest Entertainment Inc, both companies registered in the United States of America, regarding the Group’s title to certain pictures acquired from these entities.

The legal costs have been charged to administration expenses as incurred and no provision has been made for any ongoing services. Should the Group not be successful in retaining it’s title to the picture library, the Group could also be required to compensate the defendants for their costs.  No provision has been made of this, as the cost of this is unknown at this time.

The Company, its subsidiary Seven Arts Filmed Entertainment Limited and Seven Arts Pictures Inc were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award and the Company is appealing that decision.   The Directors remain confident that this litigation will eventually be resolved in favor of the Company, Seven Arts Filmed Entertainment Limited and Seven Arts Pictures Inc.

17.G.28. Control

As of 15th August 2007, the previous parent Company, Seven Arts Pictures Inc a company incorporated in the United States of America, now only controls 47.6% of the share capital of the Company. As a result, it is no longer deemed to be the ultimate controlling party and the Company is no longer considered to have an ultimate controlling party.

17.G.29.	Post balance sheet events

An Employee Benefit Trust was established in October 2008. The trust has acquired the £3 million preference shares previously held by Armadillo Investments Limited (in liquidation) in return for a cash payment and the return of the 1.6 million shares the Group held in Armadillo. Both the cash payment and the share value of £800k were loaned to the trust at a nominal interest rate. The trust has requested the conversion of the majority of the preference shares into 10 million ordinary shares in the Group.

The share option issued in favor of Robert Oppenheim was exercised after the period end.  The amount was for 62,500 shares and the nominal value was £0.05p.
17.G.30. Statement of Non Statutory Financial Statements

The financial information presented in these non-statutory financial statements does not constitute statutory accounts for the purposes of the Section  240 of the Companies Act 1985 (as amended) of England and Wales for each of the three financial periods ended June 30, 2008.

17.H. Appendix - Reconciliation to US GAAP
Appendix A
Reconciliation of UK GAAP Financial Statements to US GAAP

A. Reconciliation of net income

The consolidated income statements prepared in accordance with UK GAAP are prepared using substantially the same polices as those required under US GAAP. These statements differ in recognition of income and capitalization and subsequent amortization of film production costs, and the method of accounting for the acquisition of the net assets of Seven Arts Pictures, Inc. as explained in section D below.  For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of net income under UK GAAP to US GAAP is shown below:

	15 months Ended 6/30/08 £	Year Ended 3/31/07 £	Year Ended 3/31/06 £

Net income/(loss) as shown in the financial statements prepared according to UK GAAP	2,006,780	967,130	116,812
Items having the effect of increasing reported income:
Intangible Assets (section D)	-	119,816	180,999
Net income/(loss) according to generally accepted accounting procedures in the United States	2,006,780	1,086,946	297,811

B. Reconciliation of equity

The consolidated balance sheets prepared in accordance with UK GAAP differ from the information required to be presented under US GAAP with regard to the method of accounting for the acquisition of the net assets of Seven Arts Pictures, Inc., the classification of certain items within the balance sheet, and the treatment of intangible assets.

For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of shareholders’ equity under UK GAAP to US GAAP is shown below:

	15 Months Ended 6/30/08 £	Year Ended 3/31/07 £	Year Ended 3/31/06 £

Shareholder’s funds under UK GAAP	6,897,525	4,555,846	2,840,849
Removal of redeemable convertible preference shares (section D )	(3,000,000)	(3,000,000)	(3,000,000)
Removal of convertible debt (section D )	(1,750,000)	(1,750,000)	(3,000,000)
Equity element of shareholders’ funds under UK GAAP	2,147,525	(194,154)	(3,159,151)
Intangible Assets (section D )	-	119,816	180,999
Reverse takeover adjustments (section D )	1,006,408	1,006,408	1,006,408

Shareholders’ equity under US GAAP	3,154,005	932,070	(1,971,744)

Under UK GAAP an analysis is included in the financial statements to show the equity and non-equity element of shareholders’ funds. The equity element of shareholders’ funds contains financial instruments issued by the Group, such as ordinary share capital, that contain no contractual obligation for the Group to deliver cash or another asset to another entity, along with the retained earnings of the Group.

Accordingly, redeemable preference shares and convertible debt are included within shareholders’ funds as non-equity instruments under UK GAAP.

C. Reconciliation of cash flows

The consolidated statement of cash flows prepared in accordance with UK GAAP presents substantially the same information as that required under US GAAP. These statements differ, however, with regard to classification of certain individual items and as regards the definition of cash and cash equivalents.

Under UK GAAP cash is defined as cash in hand and deposits repayable on demand less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents would not include bank overdrafts but would include short-term deposits with initial maturities of less than three months. Under UK GAAP, cash flows are presented separately for operating activities, servicing of finance and returns on investment, acquisitions and disposals, equity dividends, management of liquid resources and financing. Cash flows from taxation and servicing of finance and returns on investments shown under UK GAAP would, with the exception of non-equity dividends paid, be included as operating activities under US GAAP. Cash flows in respect of acquisitions and disposals are included in investing activities under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of servicing of finance and returns on investment. For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

D. Differences between accounting principles generally accepted in the United Kingdom and United States generally accepted accounting principles

Intangible assets

Under US GAAP an entity is required to amortize film costs and to accrue participation costs using the individual-film-forecast method. The method amortizes or accrues film costs as the ratio of current period actual revenue to estimated remaining unrecognized ultimate revenue (as of the beginning of the current fiscal year). At each reporting date the estimated remaining unrecognized ultimate revenue is updated with any changes being credited or charged to the income statement in the fiscal year of revision.

Within the UK GAAP accounts for the years ended March 31, 2007 and 2006, films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date. Amortization for these periods has been charged to write down the cost of the asset over their useful lives and acquired exploitation rights for completed films have been capitalized at cost and then written down to their residual value at each year end within both the UK GAAP financial statements and the reconciliation to US GAAP.

For the 15 months ended June 30, 2008, the Company has adopted an amortization policy in line with US GAAP and accordingly there is no adjustment required to the UK GAAP balances within that period to show them in accordance with US GAAP.

Under reverse takeover accounting in accordance within US GAAP, goodwill created by the reverse takeover is written off to the profit and loss account. As the Company did not recognize any goodwill on its acquisition of SAFE’s share capital, the net effect of adjustments on goodwill required for reverse takeover accounting are £Nil, and are not shown in the reconciliation.

A reconciliation of intangible assets under UK GAAP to US GAAP is shown below:
	15 Months Ended 6/30/08 £	Year Ended 3/31/07 £	Year Ended 3/31/06 £

Gross Intangible assets under UK GAAP	25,113,754	20,037,080	15,534,484
Accumulated amortization	9,135,295	8,368,770	7,581,971
Net Intangible assets under UK GAAP	15,978,459	11,668,310	7,952,513
Adjustment to amortization policy under US GAAP	-	119,816	180,999
Intangible assets under US GAAP	15,978,459	11,788,126	8,133,512

Reverse takeover accounting

Under US GAAP, SFAS 141 requires the acquisition of SAFE to be accounted for as a reverse takeover with the following adjustments being required for each year to reflect the reverse takeover:

Under reverse takeover accounting the capital structure of the legal parent and the retained profit and loss account of the legal subsidiary arising prior to the acquisition, plus the combined entity profit or loss post acquisition is shown on the consolidated balance sheet. As a result of including elements from both entities’ balance sheets, a reverse takeover reserve is required to account for the difference.

For purposes of US GAAP, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, the Company does not have available to it the financial information of SAP and its subsidiaries for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in the financial information shown below.

A reconciliation of the reverse takeover reserve for the Company under UK and US GAAP is shown below:
	15 Months Ended 6/30/08 £	Year Ended 3/31/07 £	Year Ended 3/31/06 £

Reverse takeover reserve under UK GAAP	-	-	-
Adjustment required under reverse takeover accounting	(1,006,408)	(1,006,408)	(1,006,408)

Reverse takeover reserve under US GAAP	(1,006,408)	(1,006,408)	(1,006,408)

Under reverse takeover accounting in accordance with US GAAP, the retained profit and loss account of the legal subsidiary pre-acquisition, plus the combined entity profit or loss post acquisition, is shown on the balance sheet. In addition goodwill created by the reverse takeover is written off to the profit and loss account. The effect of the reverse takeover accounting on the retained profit and loss account is shown below.

	15 Months Ended 6/30/08 £	Year Ended 3/31/07 £	Year Ended 3/31/06 £

Adjustment to profit and loss account under reverse takeover accounting	3,684,581	3,684,581	3,684,581
Reverse takeover accounting goodwill written off	(2,678,173)	(2,678,173)	(2,678,173)

Total	1,006,480	1,006,480	1,006,480

Redeemable convertible preference shares

In the UK GAAP accounts, redeemable convertible preference shares are included within called up share capital in the capital and reserves section of the balance sheet.

Under US GAAP redeemable convertible preference shares are not included within shareholders’ funds, but are reflected as within a mezzanine level between shareholders’ funds and liabilities as the share instruments contain mandatory redemption clauses which render redemption outside of the control of the company.

Convertible debt

In the UK GAAP accounts, convertible debt has been included within the capital and reserves section of the balance sheet.

Under US GAAP the proceeds from an issue of convertible debt is credited to a liability account. This adjustment results in a reduction of total assets and capital and reserves of £3 million relating to the issue of convertible debt of the same amount.

Treatment of associate

Under UK GAAP if an investor company has a “participating interest” (as defined in relevant standards) in the capital of an entity and exercises a “significant influence” (as also defined in relevant standards) over the operating and financial policies of that entity, then the entity is consolidated within the investor group accounts as a subsidiary or an associate.

In certain circumstances UK GAAP allows an investor company to consolidate an entity over which it exercises significant influence, but does not  hold a participating interest, as if the entity were an associate of the investor company.

The directors have elected to follow  such a treatment in the Company’s UK GAAP financial statements in relation to Seven Arts Pictures Louisiana LLC (“SAPL”) and to treat it as a deemed associate.

The concept of a deemed associate is not recognized under US GAAP. US GAAP requires the consolidation of a variable interest entity if, by design, the conditions in (i), (ii) or (iii) exist:

i)	The total equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support by any parties.
ii)	As a group, the holders of the equity investment at risk lack any one of the following three characteristics:
a)	The direct or indirect ability through voting rights or similar rights to make decisions about the entity’s activities that have a significant effect on the success of the entity.
b)	The obligation to absorb the expected losses of the entity.
c)	The right to receive the expected returns of the entity.
iii)	The voting rights of some investors are not proportional to their obligation to absorb the expected losses of the entity or their right to receive the expected returns of the entity.

The directors believe that the above conditions are not met by SAPL and accordingly transactions involving SAPL should not be consolidated as either an associate, or as a variable interest entity under the US GAAP presentation of the financial statements.

Turnover

In accordance with the Company’s accounting policies in the UK GAAP Accounts turnover in the fiscal year 2007 includes an exceptional item of £912,715 relating to Seven Arts Pictures Inc assuming responsibility for a loan made from Apollo Media to a former subsidiary of the Company.  The amount reflects the settlement gain on cancellation of the debt.

Under US GAAP the gain on the settlement of debt would be recorded as a non-operating item.

ITEM 18.   FINANCIAL STATEMENTS
Seven Arts has elected to provide financial statements pursuant to Item No. 17.

ITEM 19.   EXHIBITS
1. Memorandum of Incorporation*
2. By-Laws and Board Memorandum
3. Employment Agreement for Peter Hoffman
4. Langley Debenture Agreement*
5. Armadillo Preferred Share Agreement*
7. $8,300,000 Arrowhead Loan Agreement*
8. $7,500,000 Cheyne Loan Agreement*
9. Calculation of earnings per share
10. Explanation of calculation of ratios – (Included in Exhibit No. 9)
11.  List of Subsidiaries (See table 7 at item  No. 4C. above)*
12.  Unique Stock Purchase Agreement*
13.  Credit Agreement with Advantage Capital Community Development Fund, L.L.C.*
14.  Accountant's Consent Letter from Mazars LLP
15.  Trafalgar Capital Specialized Investment Fund Agreements*
16.  Cheyne Loan Repurchase Agreement*
17.  Employment Agreement for Michael Garstin
18.  Acquisition Agreement For 3,000,000 Armadillo Preferred Shares
19.  Trafalgar Capital Special Investment Fund Agreement (10/30/08)
*previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FR/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

 Seven Arts Pictures PLC

 /s/ Peter Hoffman
 ________________________
 Name: Peter Hoffman
 Title:   Chief Executive Officer